Form 10-K, Exhibit 13
period 1993-12-25
SCOTT PAPER CO
filed 1994-03-23
CIK 87949

                                                                    Exhibit 13
Management's Discussion and Analysis
RESULTS OF OPERATIONS--1993 vs. 1992

     Consolidated sales in 1993 decreased 7% to $4.7 billion compared with $5.1 billion in 1992, primarily due to the impact of unfavorable European foreign exchange rates. Results of operations were a loss of $153.6 million in 1993 versus income from operations of $414.2 million in the prior year. The Company recorded a net loss of $277.0 million, or a per-share loss of $3.75, versus net income of $167.2 million and earnings per share of $2.26 in 1992.

     The Company's results for 1993 included the effects of special items amounting to approximately $394.6 million after tax, or $5.33 per share. Excluding the effects of special items, net income was $117.6 million and earnings per share were $1.58. The following table presents earnings for 1993, both as reported and excluding special items, and for 1992.

                                 1993                   1992
(In millions, except                     Excluding
on a per share basis)         Reported   Special Items  Reported
(Loss) Income
    from operations            $(153.6)         $336.0    $414.2
Net (loss) income              $(277.0)         $117.6    $167.2
(Loss) Earnings per share      $ (3.75)         $ 1.58    $ 2.26

     The special items included a restructuring charge of $381.0 million or $5.15 per share primarily for productivity improvements; a $.34 per-share charge for nonrecurring items recorded by the Company's Mexican affiliate and for changes in the U.S. tax law; a $.13 per-share extraordinary charge for the Company's tender for its 11.5% debentures; and a one-time positive adjustment of $.29 per share for the cumulative effect of the required adoption of FAS 109, Accounting for Income Taxes. Approximately two-thirds of the restructuring charge was related to the Company's plans to reduce its worldwide work force of about 33,000 employees by approximately 8,300 people, a 25% reduction, in support of its productivity improvement program. It is expected that 4,500 of the reductions will occur in the Company's international operations and affiliates. The remainder of the restructuring charge relates to the realignment and shutdown of some older and inefficient tissue producing and converting assets in the personal care and cleaning business, the consolidation and simplification of the coated papers business and the restructuring being undertaken by the Company's Mexican affiliate. The Company expects that the pre-tax cash outflows related to these actions will be approximately $400 million over a three-year period, with approximately one-half of the outflows occurring in 1994. See "Trends" on page 15.

     These actions are part of the Company's ongoing effort to take firm control of its destiny in the slow growth, highly competitive, value-focused environment of the 1990s. The work force reductions are largely based on competitive benchmarking studies indicating that Scott's labor density is much higher than its lowest-cost competitors worldwide. These moves, along with streamlining and simplifying operations and business processes, are an integral part of achieving the Company's minimum 5% annual productivity improvement target and building the foundation for success in the future.

     Results for 1993 were impacted by a charge of approximately $.04 per share for the settlement of the securities litigation commenced in 1990.

     Scott's operations are reported in two business segments -- Scott Worldwide's "Personal Care and Cleaning" business and S.D. Warren's "Printing and Publishing Papers" business. The following is a discussion and analysis of the Company's business segments and the information which appears in Note 28. In order to provide a better basis for comparison, results of operations for 1993, both as reported and excluding special items, are compared with results from 1992. During 1993, operating income for Scott Worldwide and S.D. Warren was impacted by charges for special items amounting to $355.0 million and $109.2 million, respectively.

          [CHART ENTITLED "SALES BY BUSINESS SEGMENT" APPEARS HERE]

Personal Care and Cleaning

     This segment consists of products (primarily tissue products) for personal care, environmental cleaning and wiping, health care and foodservice. Consolidated sales for Scott Worldwide's personal care and cleaning segment were approximately $3.6 billion in 1993 compared with $3.9 billion in 1992. Scott Worldwide's consolidated operations reported a loss of $48.4 million in 1993 versus income from operations of $374.7 million in 1992. Excluding special items in 1993, income from operations was $306.6 million in 1993, down 18% compared with 1992.

United States

     In 1993, sales revenue for Scott Worldwide's total U.S. personal care and cleaning business was up slightly over 1992. Sales volume decreased 1%, while average selling prices for tissue products were approximately 2% better than in 1992 despite the continuation of extremely competitive market conditions.

     Excluding special items in 1993, income from operations decreased 14%. Manufacturing cost improvements and improved product pricing had a favorable impact on income from operations, but these positive factors were offset by manufacturing cost inflation, higher freight and distribution expenses, and increased spending for strategic product development and marketing.

Europe

     Sales volume for Scott Worldwide's operations in the European region was 3% less than in 1992 and sales revenue decreased 20%, of which approximately 16% was related to changes in exchange rates due to the continuing strength of the U.S. dollar. Also impacting results were competitive pricing pressures and the region's weak economies. Excluding special items in 1993, income from operations declined 26% compared with 1992 and, excluding changes in exchange rates, was 1% lower than in 1992. Productivity gains and manufacturing cost improvements achieved by the European businesses nearly offset the negative impact of the lower sales volume and pricing.

Pacific and Latin America

     In the Pacific and Latin American regions, sales volume for the Company's consolidated operations grew 5% compared with 1992, and sales revenue in 1993 was 5% higher than in the previous year. Income from operations, excluding special items in 1993, decreased 17%.

International Equity Affiliates

     Scott's share of international equity affiliates' earnings was a loss of $21.7 million in 1993 compared with earnings of $5.4 million in 1992.

     Excluding special items in 1993, Scott's share of net income from its Mexican affiliate more than doubled, primarily due to improvement in its consumer business. The Company's Canadian affiliate also reported improved results in 1993 mainly due to cost reductions which more than offset lower sales volume and unfavorable product pricing.

Printing and Publishing Papers

     Sales volume for the S.D. Warren printing and publishing papers segment decreased approximately 4% in 1993, and sales revenue was 6% lower than the year before. S.D. Warren reported a loss from operations of $29.6 million in 1993 compared with income from operations of $90.8 million in the prior year. Excluding special items in 1993, income from operations of $79.6 million was 12% less than in 1992.

     Sales volume for coated papers in 1993, which accounted for about 78% of S.D. Warren's total paper sales volume, was down 4% versus the previous year reflecting intense competitive activity for quality coated papers and the increased levels of imports into the U.S. market. Sales revenue for coated papers of $830 million was down about 5% from 1992, and sales revenue for uncoated papers and specialty grades of $316 million decreased 7% in 1993. The average selling price per ton of Warren paper in 1993 was approximately 2% lower than in the prior year reflecting the excess industry capacity and the continuation of price discounting in the coated papers market.

     Income from operations was negatively impacted by the lower sales volume and selling prices. Results in 1992 were affected by increased costs associated with the shutdown and rebuild of the recovery boiler at the Somerset mill in Skowhegan, Maine.

     As announced in April 1993, the Company no longer intends to divest Warren's specialty papers business. As a result, this business, which had been excluded from earnings since the beginning of 1991, is now included in Scott's results for 1993. The 1992 results have been reclassified for comparability, with no impact on 1992 net income or earnings per share.

Interest, Other Income and Taxes

     Interest expense of $182.0 million in 1993 was $23.1 million less than in the prior year primarily due to reduced interest rates and favorable foreign exchange impacts.

     Other income and expense items reflect income of $4.2 million in 1993, down $7.0 million from 1992 largely due to lower interest income.

     The Company reported a tax benefit of $64.0 million in 1993 compared with taxes on income of $58.5 million in the prior year. Excluding the effects of special items in 1993, the effective tax rates for 1993 and 1992 were approximately 37% and 27%, respectively. The increase in the effective tax rate, an impact of approximately $.21 per share, was primarily due to the adoption of FAS 109, the higher tax cost of foreign source income, and the increase in the U.S. tax rate.

     See the Financial Review Notes for further detail on the above items.


Returns and Margins
                                                 1993                  1992
                                                      Excluding
                                            Reported  Special Items  Reported
Return on investment                         (3.1)%   4.5%           5.9%
Return on common shareholders' equity        (14.4)%  5.9%           8.2%
Pretax margin on sales                       (7.0)%   3.3%           4.3%

TRENDS

     The economic and competitive conditions affecting both the worldwide tissue and U.S. coated papers markets are expected to continue to present challenges for Scott's businesses throughout 1994.

     While the U.S. economy appears to be gaining strength, this improvement has yet to be reflected in the markets in which Scott's businesses compete. Industry forecasts for the U.S. tissue market indicate that operating rates will remain near their current levels in 1994. The lack of any significant growth in this market segment, along with aggressive competition and the value-consciousness of customers and end-users, could limit the opportunity for further pricing recovery in this mature market. During 1993, the coated papers business in the U.S. suffered from excess capacity and increased levels of imports. Although coated papers capacity growth in the U.S. is projected to slow down significantly over the next several years, increased demand would have to occur before operating rates and pricing can improve.

     Outside of the U.S., the poor economic conditions in most Western European countries are expected to continue to have a dampening effect on short-term growth prospects in that region during 1994. Results from Scott's operations in Europe could also be negatively impacted if the dollar were to strengthen further relative to currencies in countries where the Company has significant operations. Declining rates of exchange for foreign currencies against the U.S. dollar cause reported earnings to be lower on a U.S. dollar basis. Elsewhere, markets in Mexico and along the Pacific rim represent good prospects for future growth and development, while the Canadian market continues to be very competitive due to excess capacity.

     To better position itself to compete successfully in the business environment of the 1990s, Scott is undergoing fundamental internal changes. Through global benchmarking, the annual minimum 5% productivity improvement target and systemic changes in how Scott conducts its business, the Company is taking the steps designed to provide the resources to improve short-term results and invest in the innovation and capability development critical to the future of the business. The restructuring program, which will also require approximately $200 million of capital expenditures over the two-year period beginning in 1994, is an essential part of this effort. If successful, the restructuring program would result in annual after-tax savings, before inflation, in the range of $150 million to $250 million when fully implemented. However, in order to successfully implement this program, the Company faces the complexities and challenges associated with rationalizing assets, redesigning the flow of work, and achieving the planned significant work force reductions. In addition, the Company's ability to realize savings from this program, as well as the length of the period during which savings are realized, will depend upon actions taken by its competitors in response to the same business conditions facing the Company.

     As a net buyer of pulp, Scott is affected by fluctuations in market prices for this commodity. In the long term, pulp prices tend to follow a cyclical pattern. To minimize the Company's exposure to this cyclicality, a portion of Scott's pulp supply is purchased on the basis of a multi-year moving average price. The Company may be negatively impacted if prices paid by Scott for pulp increase without a corresponding increase in selling prices for finished products. While the outlook for the pulp market is uncertain, announcements by major pulp producers indicate that prices may increase during 1994 from the historically low levels experienced in 1993.

     Scott and other manufacturers of pulp in the U.S. face proposed regulations imposing stringent limits on chlorinated organics, including dioxin and chloroform, which arise from the process of manufacturing bleached pulp. In November 1993, the Environmental Protection Agency (EPA) released its proposed regulations, which also include limitations on other discharges and emissions. After evaluation of these proposed regulations, the Company believes that the additional capital expenditures required to comply with them at its existing sites would be between $250 million and $300 million in the 1996-1998 period. These estimates could change further depending on several factors, including additional evaluation of the proposed regulations, changes in the proposed regulations, new developments in control and process technology, and inflation. It is also possible that limitations contained in permits currently being appealed by the Company and laws or regulations which may be adopted by states where Scott pulp mills are located could cause an acceleration of these expenditures.

     During the past year, five-year labor agreements were ratified at three of Scott's manufacturing sites in the U.S. and at a pulp mill in Nova Scotia. There are three agreements to be negotiated at large U.S. sites in 1994. Scott's continuing cooperative jointness effort with the United Paperworkers International Union will be severely tested by, and will be critical to the success of, the work redesign and other changes that will be required at all U.S. manufacturing sites.

LIQUIDITY AND CAPITAL RESOURCES

     Cash flow provided by operating activities was $318.7 million in 1993 compared with $414.9 million and $582.0 million in 1992 and 1991, respectively. Capital expenditures were $457.8 million in 1993 compared with $329.7 million and $314.6 million in 1992 and 1991, respectively. Total debt increased to $2,546.4 million at December 25, 1993 compared with $2,285.9 million at December 26, 1992. Weaker sales volumes, price erosion and some inflation adversely impacted operating cash flows during 1993. Lower operating cash flows coupled with increased business investment were primary causes for the increase in the Company's debt level at December 25, 1993.

     During 1994 and 1995, the Company plans to invest $800-$900 million in capital projects. The projects include: $200 million of spending related to the productivity improvement program; the continuation of four projects underway -- the modernization of the pulp mill in Mobile, Alabama, capacity expansion for the wet wipes business in Dover, Delaware, a sheeting facility for S.D. Warren in Allentown, Pennsylvania, and construction of a state-of-the-art tissue mill in Owensboro, Kentucky; and other projects designed to sustain existing operations and reduce costs. The Company expects to finance this spending primarily from internally generated funds.

     During 1993, the Company's financing activities included the issuance of $200 million in publicly-held long-term debt. The proceeds were primarily used to pay maturing debt owed to Feldmuhle AG related to the purchase in 1990 of its sanitary tissue business. In December 1993, the Company issued $110 million of tax-exempt bonds, which will be used to finance a portion of the Owensboro tissue mill construction. During 1992, the Company issued $300 million in publicly-held long-term debt, the proceeds from which were used to refinance long-term and short-term debt.

     The Company has both variable rate debt and variable rate financial assets, which primarily consist of $220 million of notes receivable from Crown Pacific Ltd. The variable rate financial assets reduce the exposure of the Company to changes in interest rates. When the variable rate assets are netted against debt, the portion of the Company's debt which is variable rate at December 25, 1993 is 49% compared with 39% as of December 26, 1992 and 31% as of December 28, 1991.

     To maintain flexibility in meeting its financing needs, the Company has two revolving bank credit facilities totaling $775 million which were unused as of December 25, 1993.

             [CHART ENTITLED "NUMBER OF EMPLOYEES" APPEARS HERE]

RESULTS OF OPERATIONS--1992 vs. 1991

     Consolidated sales in 1992 increased 2% to $5.1 billion compared with $5.0 billion in the prior year. Income from operations was $414.2 million in 1992 versus $50.5 million in 1991. Net income was $167.2 million compared with a net loss of $69.9 million in 1991, and earnings per share in 1992 were $2.26 versus a loss of $.95 per share in the previous year.

     The following table presents earnings for 1992 and for 1991, both as reported and excluding special items in 1991 related to the Company's business improvement program.

                             1992             1991
(In millions, except                               Excluding
on a per share basis)        Reported   Reported   Special Items
Income from operations         $414.2     $ 50.5          $341.0
Net income (loss)              $167.2     $(69.9)         $113.5
Earnings (Loss) per share      $ 2.26     $ (.95)         $ 1.54

Excluding special items in 1991, earnings per share increased 47% in 1992. Earnings benefited by approximately $.48 per share from the net effect of accounting changes instituted at the beginning of 1992 related to depreciation and postretirement benefits. Without the positive impact of the accounting changes, earnings per share from normal operations were up 16% in 1992.

     In late 1991, the Company recorded net special charges for the costs associated with work force reductions, restructuring and divestments related to its business improvement program. These net special charges amounted to $2.49 per share.

     The Company's results for both 1992 and 1991 exclude the results of the nonstrategic businesses that were identified to be divested in connection with Scott's business improvement program. However, due to the decision in 1993 to retain and restructure S.D. Warren's specialty papers business, results for both 1992 and 1991 have been reclassified to include this business, with no impact on net income or earnings per share. During 1992, Scott sold the foodservice container business and the bulk nonwovens business. Since the impact of these divestments was included in the provision for special items in 1991, earnings for 1992 were not affected.

     The following is a discussion and analysis of the Company's business segments and the information which appears in Note 28. In order to provide a better basis for comparison, results of operations for 1992 are compared with results from 1991 both as reported and excluding special items. During 1991, operating income for Scott Worldwide and S.D. Warren was impacted by charges for special items amounting to $121.2 million and $38.0 million, respectively.

Personal Care and Cleaning

     Consolidated sales for Scott Worldwide's personal care and cleaning segment were approximately $3.9 billion in 1992 compared with $3.8 billion in 1991. Consolidated income from operations increased 73% to $374.7 million in 1992 versus $216.2 million in the prior year. Excluding special items in 1991, income from operations was up 11% in 1992.

     The net effect of the accounting changes implemented at the beginning of 1992 contributed approximately $27 million to the overall improvement in income from operations, approximately $20 million of which benefited U.S. operations.

United States

     In 1992, sales revenue for Scott Worldwide's total U.S. personal care and cleaning business was up approximately 1% compared with 1991. Sales volume increased 2%, while average selling prices for the tissue products business were approximately 3% less than in 1991 primarily due to highly competitive market conditions.

     Income from operations in 1992 was 83% higher than in the prior year. Excluding special items in 1991, income from operations increased 4%. Results were significantly affected by the downward pressures on product pricing due to increased competitive activity. In the manufacturing area, cost reduction activities and productivity improvements, as well as a decrease in the cost of purchased pulp and lower curtailment costs, more than offset the impact of inflation.

Europe

     Sales volume for Scott Worldwide's operations in the European region in 1992 was 3% higher than in the prior year, and sales revenue increased 2% over 1991. Income from operations in Europe grew 20%, excluding special items in 1991, as the continuing successful focus on cost reduction efforts and the favorable impact of lower pulp costs more than offset higher advertising and promotion expenses.

Pacific and Latin America

     In the Pacific and Latin American regions, sales volume for the Company's consolidated operations grew 6% compared with 1991, and sales revenue in 1992 was 8% higher than in the prior year. Income from operations, excluding special items in 1991, increased 26% in 1992 primarily due to the lower cost of purchased pulp, reduced manufacturing costs, and the increase in sales volume.

International Equity Affiliates

     Scott's share of international equity affiliates' earnings was $5.4 million in 1992 compared with $30.2 million in 1991.

     Scott's share of net income, excluding special items in 1991, from its Mexican affiliate decreased 68% in 1992 primarily due to the continuing adverse market conditions in the printing and writing papers business. The Company's Canadian affiliate also reported a decline in earnings in 1992 primarily due to unfavorable product pricing and the substantial excess capacity in the Canadian tissue paper industry.

Printing and Publishing Papers

     Sales volume for the S.D. Warren printing and publishing papers segment increased 8% in 1992, and sales revenue was 6% higher than in 1991. Income from operations in 1992 grew to $90.8 million compared with $18.0 million in the prior year. Excluding special items in 1991, income from operations increased 62% in 1992. The net effect of the accounting changes implemented at the beginning of 1992 contributed approximately $34 million to the overall improvement in income from operations for S.D. Warren.

  Sales volume for coated papers in 1992, which accounted for about 77% of S.D. Warren's total paper sales volume, was up approximately 13% over the previous year primarily due to increased shipments of lightweight coated paper.

  Sales revenue for coated papers of $871 million was up about 7% from 1991, while sales revenue of $341 million for uncoated papers and specialty grades decreased 5% in 1992. The average selling price per ton of Warren paper in 1992 was approximately 3% lower than in the prior year reflecting the continuation of price discounting.

  Income from operations was significantly higher than 1991's very depressed levels despite the lower selling prices. Income from operations was favorably impacted by higher volume, cost containment and productivity improvement programs, product mix improvements, and significantly less production curtailment in 1992 versus 1991. Results in both years were affected by costs associated with the recovery boiler at the Somerset mill, which was shut down for temporary repairs in 1991 and then underwent a scheduled shutdown and rebuild in 1992.

Interest, Other Income and Taxes

  Interest expense of $205.1 million in 1992 was $33.4 million less than in the prior year due to debt reduction and lower interest rates. During 1992, approximately $3.8 million of interest expense was allocated to the results of the businesses to be divested compared with $8.8 million in 1991.

  Other income and expense items reflect income of $11.2 million in 1992 and $67.2 million in 1991, which included proceeds from the sale of Scott's shares in its Japanese affiliate.

  Taxes on income were $58.5 million in 1992 compared with a tax benefit of $20.7 million in 1991 associated with the loss before taxes. Excluding the effects of special items in 1991, the effective tax rates for 1992 and 1991 were approximately 27% and 33%, respectively.

  See the Financial Review Notes for further detail on the above items.

ACCOUNTING REVISION AND STANDARDS CHANGES

  In the first quarter of 1993, the Company adopted FAS 109, Accounting for Income Taxes. The Company reported a positive adjustment for the cumulative effect of adopting FAS 109 of $21.7 million, or $.29 per share. See Note 13.

  Beginning in 1992, the Company revised the estimated average useful lives used to compute depreciation for most of its pulp and paper mill equipment from 16 years to 20 years and for most of its finishing and converting equipment from 12 years to 15 years. This revision was made to more properly reflect the true economic lives of the assets and to better align Scott's depreciable lives with the predominant practice in the industry. As a result, reported earnings increased by approximately $.75 per share in 1992.

  In the first quarter of 1992, the Company adopted FASB Statement No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, as discussed in Note 26. In 1992 expenses increased by approximately $.27 per share due to this standards change.

  The accounting revision and standards changes have no impact on the Company's cash flow.

EFFECTS OF CHANGING PRICES

  The moderate levels of inflation during recent years have not had a material effect on the Company. Although the replacement cost of assets increases during inflationary periods, cash flow and earnings can be maintained through the ability to increase selling prices when market conditions permit and also through the repayment of debt with dollars that have reduced purchasing power.

           [CHART ENTITLED "SALES BY GEOGRAPHIC AREA" APPEARS HERE]

FINANCIAL REVIEW

RESPONSIBILITY FOR
FINANCIAL STATEMENTS

To the Shareholders
Scott Paper Company

     The Financial Review has been prepared by the Company in conformity with generally accepted accounting principles to reflect the substance of all relevant events and transactions. The Company is responsible for all information and representations contained in the Financial Review and for the estimates and judgments required for its preparation.

     In order to meet this responsibility, the Company maintains a system of internal accounting controls which is designed to provide what are believed to be reasonable assurances that assets are safeguarded, transactions are executed in accordance with the Company's authorization and financial records are reliable as a basis for preparation of financial statements. The Company is continually modifying its system of internal accounting controls in response to changes in business conditions and operations. Support for this system is provided by the Company's internal auditors through their periodic audits of Scott's operations throughout the world.

     The Company's independent accountants, Price Waterhouse, are engaged to conduct an independent audit of the Company's financial statements, which includes such review of the system of internal accounting controls to determine their auditing procedures as they consider necessary in the circumstances. Their opinion on the fairness of reported operating results and financial condition appears on this page.

     The Company's Board of Directors has had an Audit Committee composed solely of outside directors since 1969. This Committee reviews the Company's accounting controls and policies as well as its practices in financial reporting to shareholders and the public. It meets on a timely basis with the internal auditors, the independent accountants and Company management to review their work and to ensure that each is properly fulfilling its responsibilities. In addition, the internal auditors and independent accountants each meet periodically with the Committee, without Company management present, to discuss the results of their audit work and related matters.

     It is the policy of the Company to conduct its affairs in a manner designed to earn the respect of the public as a reputable and honest business firm. This is reflected in Company policy statements on the conduct of domestic and international business activities, conflicts of interests, internal accounting controls and compliance with antitrust, environmental and other laws. These policies are communicated regularly to employees and compliance is monitored regularly by the Company in an effort to provide reasonable assurances of their continuing effectiveness.

Scott Paper Company


REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors
Scott Paper Company

     In our opinion, the accompanying consolidated balance sheet and the related statements of consolidated operations, cash flows and common shareholders' equity, including the Financial Review, present fairly, in all material respects, the financial position of Scott Paper Company and its subsidiaries at December 25, 1993 and December 26, 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 25, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     As discussed under Accounting Policies in the Financial Review Notes, the company changed its methods of accounting for income taxes and postretirement benefits other than pensions in 1993 and 1992, respectively.

Price Waterhouse
Thirty South Seventeenth Street
Philadelphia, Pennsylvania 19103
January 25, 1994

Consolidated Operations                                     Scott Paper Company

(In millions, except on a per share
 basis)                                    1993       1992(1)      1991(1)
Sales                                    $4,748.9   $5,091.3      $4,959.3
Costs and expenses
    Product costs                         3,578.0    3,799.2       3,754.5
    Marketing and distribution              598.7      631.2         597.3
    Research, administration and
     general                                232.2      250.1         251.4
    Restructuring and divestments           489.6         --         300.2
    Other                                     4.0       (3.4)          5.4
                                          4,902.5    4,677.1       4,908.8
(Loss) Income from operations              (153.6)     414.2          50.5
Interest expense                            182.0      205.1         238.5
Other income and (expense)                    4.2       11.2          67.2
(Loss) Income before taxes                 (331.4)     220.3        (120.8)
Income taxes                                (64.0)      58.5         (20.7)
(Loss) Income before share of (loss)
earnings of international equity
 affiliates,
extraordinary loss and cumulative
 effect of accounting change               (267.4)     161.8        (100.1)
Share of (loss) earnings of
 international equity affiliates            (21.7)       5.4          30.2
(Loss) Income before extraordinary
 loss and
cumulative effect of accounting change     (289.1)     167.2         (69.9)
Extraordinary loss on early
 extinguishment of debt,
net of income tax benefit of $5.2            (9.6)        --            --
Cumulative effect of change in
 accounting
for income taxes                             21.7         --            --
Net (Loss) Income                        $ (277.0)  $  167.2      $  (69.9)
Per share:
    (Loss) Income before extraordinary
     loss and
cumulative effect of accounting change   $  (3.91)  $   2.26      $   (.95)
    Extraordinary loss on early
     extinguishment of debt                  (.13)        --            --
    Cumulative effect of change in
accounting for income taxes                   .29         --            --
(Loss) Earnings per share                $  (3.75)  $   2.26      $   (.95)
Dividends per share                      $    .80   $    .80      $    .80
Average common shares outstanding            74.0       73.9          73.7

(1) Certain accounting reclassifications (not affecting net income) have been made to present more clearly the results of operations.
The Financial Review, pages 19-35, is an integral part of these statements.

Consolidated Balance Sheet                                   Scott Paper Company

(Millions)                                                      December                December
                                                                25, 1993                26, 1992
Assets:
Current assets
    Cash and cash equivalents                                    $  133.6                 $  141.7
    Receivables                                                     600.3                    647.1
    Inventories                                                     523.7                    537.2
    Deferred income tax asset                                       277.9                    --
    Prepaid items and other                                          74.4                     65.5
                                                                  1,609.9                  1,391.5
Plant assets, at cost                          $7,298.9                      $7,059.1
    Accumulated
     depreciation                              (3,275.0)          4,023.9    (3,090.6)     3,968.5
Timber resources, at cost less timber
 harvested                                                          113.0                    111.7
Investments in international equity
 affiliates                                                         223.8                    246.2
Investments in and advances to other equity
 affiliates                                                          84.1                     88.1
Construction funds held by trustees                                  87.1                      2.1
Notes receivable, goodwill and other assets                         483.3                    491.5
Total                                                            $6,625.1                 $6,299.6
Liabilities and
 Shareholders' Equity:
Current liabilities
    Payable to suppliers and others                              $  891.5                 $  998.1
    Accruals for restructuring
     programs                                                       639.0                    207.8
    Current maturities of long-term
     debt                                                           180.2                    255.3
    Accrued taxes on income                                          59.1                     54.3
                                                                  1,769.8                  1,515.5
Long-term debt                                                    2,366.2                  2,030.6
Deferred income taxes and other liabilities                         913.4                    728.6
                                                                  5,049.4                  4,274.7
Preferred shares                                                      7.1                      7.1
Common shareholders' equity
    Common shares                              $  450.4                      $  445.1
    Reinvested earnings                         1,358.1                       1,708.3
    Cumulative translation
     adjustment                                  (227.5)                       (121.6)
    Treasury shares                               (12.4)          1,568.6       (14.0)     2,017.8
Total                                                           $ 6,625.1                 $6,299.6

The Financial Review, pages 19-35, is an integral part of these statements.

Consolidated Cash Flows                                      Scott Paper Company

(Millions)                                     1993     1992(1)     1991(1)
Cash Flows from Operating Activities:
Net (loss) income                            $(277.0)  $ 167.2     $ (69.9)
Adjustments to reconcile net (loss) income
 to net cash provided by operating activities:
    Cumulative effect of accounting
     change                                    (21.7)       --          --
    Share of loss/earnings of
     affiliates, net of distributions           29.0      16.0       (17.1)
    Depreciation, cost of timber
     harvested and amortization                300.3     291.0       353.0
    Deferred income taxes                      (93.9)     (2.9)      (73.7)
    Extraordinary loss on
     extinguishment of debt, net of
     taxes                                       9.6        --          --
    (Gains) Losses on asset sales               (5.7)    (12.9)       33.8
    Other postretirement benefits,
     deferred expenses                          33.6      14.7          --
    Changes in current assets and
     current liabilities net of
     effects from businesses divested:
         Decrease (Increase) in
          receivables                            7.5      (9.3)      109.9
         (Increase) Decrease in
          inventories                           (9.5)     (4.1)      118.7
         (Increase) in prepaid
          items and other                      (10.3)    (10.5)       (3.8)
         (Decrease) Increase in
          payable to suppliers and
          others                               (78.9)     43.4        29.2
         Increase (Decrease) in
          accruals for
          restructuring programs               429.1     (95.4)      145.0
         Increase (Decrease) in
          accrued taxes on income                6.6      17.7       (43.1)
Net cash provided by operating activities      318.7     414.9       582.0
Cash Flows from Investing Activities:
Investments in plant assets, timber
 resources and other assets                   (457.8)   (329.7)     (314.6)
Proceeds from businesses divested and
 asset sales                                     5.7     103.9        70.7
Investment in construction funds               (85.0)       --         3.9
Advances to affiliates, net                     (2.3)     (6.6)      (13.4)
Other investing                                 11.0     (11.8)       29.7
Net cash used for investing activities        (528.4)   (244.2)     (223.7)
Cash Flows from Financing Activities:
Dividends paid                                 (59.5)    (59.4)      (59.6)
Net decrease in short-term borrowings         (143.7)   (192.6)     (158.9)
Proceeds from issuance of long-term debt       815.4     403.7       386.8
Repayments of long-term debt                  (389.3)   (363.8)     (477.6)
Other financing                                (15.4)       .9        25.9
Net cash provided by (used for) financing
 activities                                    207.5    (211.2)     (283.4)
Effect of exchange rate changes on cash         (5.9)     (2.4)       (4.5)
Net (Decrease) Increase in Cash and Cash
 Equivalents                                    (8.1)    (42.9)       70.4
Cash and cash equivalents at beginning of
 year                                          141.7     184.6       114.2
Cash and cash equivalents at end of year     $ 133.6   $ 141.7     $ 184.6

(1) Certain accounting reclassifications (not affecting net income) have been made to present more clearly the results of operations.
The Financial Review, pages 19-35, is an integral part of these statements.

CONSOLIDATED COMMON SHAREHOLDERS' EQUITY
                                                            Scott Paper Company


                                                                  (Millions)
                                                                  ------------------------------------------------------------------
Of 200,000,000 Authorized
   Common Shares (1)                                                                                           Cumulative
- -------------------------------                                                  Common          Reinvested    Translation  Treasury
Shares Issued   Treasury Shares                                    Total         Shares           Earnings     Adjustment    Shares
- -----------------------------------------------------------------------------------------------------------------------------------
74,241,435        603,377       Balance at December 29, 1990       $2,175.3      $ 431.5         $1,747.2       $ 11.2      $ (14.6)
                                Net loss                              (69.9)          --            (69.9)          --           --
                                Shares issued for the exercise
                                  of stock options, stock awards
    93,949        (11,233)        and restricted stock grants           7.9          7.7               --           --           .2
                                Dividends paid on
                                  Common shares                       (59.3)          --            (59.3)          --           --
                                  Preferred shares                      (.3)          --              (.3)          --           --
                                Foreign currency translation
                                  adjustment                          (63.8)          --               --        (63.8)          --
                                Minimum pension liability charge       (8.1)          --             (8.1)          --           --
- -----------------------------------------------------------------------------------------------------------------------------------
74,335,384        592,144       Balance at December 28, 1991        1,981.8        439.2          1,609.6        (52.6)       (14.4)
                                Net income                            167.2           --            167.2           --           --
                                Shares issued for the exercise
                                  of stock options, stock awards
   150,334        (16,264)        and restricted stock grants           6.3          5.9               --           --           .4
                                Dividends paid on
                                  Common shares                       (59.1)          --            (59.1)          --           --
                                  Preferred shares                      (.3)          --              (.3)          --           --
                                Foreign currency translation
                                  adjustment                          (69.0)          --               --        (69.0)          --
                                Minimum pension liability charge       (9.1)          --             (9.1)          --           --
- -----------------------------------------------------------------------------------------------------------------------------------
74,485,718        575,880       Balance at December 26, 1992        2,017.8        445.1          1,708.3       (121.6)       (14.0)
                                Net loss                             (277.0)          --           (277.0)          --           --
                                Shares issued for the exercise
                                  of stock options, stock awards
    56,066        (64,404)        and restricted stock grants           6.9          5.3               --           --          1.6
                                Dividends paid on
                                  Common shares                       (59.2)          --            (59.2)          --           --
                                  Preferred shares                      (.3)          --              (.3)          --           --
                                Foreign currency translation
                                  adjustment                         (105.9)          --               --       (105.9)          --
                                Minimum pension liability charge      (13.7)          --            (13.7)          --           --
- -----------------------------------------------------------------------------------------------------------------------------------
74,541,784        511,476       Balance at December 25, 1993       $1,568.6      $ 450.4         $1,358.1      $(227.5)     $ (12.4)
===================================================================================================================================

(1) Without par value

The Financial Review, pages 19-35, is an integral part of these statements.

Financial Review Notes

1. ACCOUNTING POLICIES

Principles of Consolidation

     The consolidated financial statements include the accounts of all majority-owned domestic and international subsidiaries listed on page 37. This listing includes the percentage of direct or indirect ownership by Scott. All significant intercompany transactions have been eliminated.

Fiscal Year End

     The Company's fiscal year ends on the last Saturday in December, which results in a 52- or 53-week year. Fiscal years 1993, 1992 and 1991 consisted of 52 weeks. To facilitate prompt reporting of Scott's financial results, the financial statements of the international subsidiaries and affiliates are based on the twelve months ending November 30.

Accounting Standards Changes

     In 1993, the Company adopted Financial Accounting Standards Board (FASB) Statement No. 109 (FAS 109), Accounting for Income Taxes. Note 13 provides a discussion of the impact on taxes and Note 14 is the analysis of the deferred tax accounts.

     In 1992, the Company adopted FASB Statement No. 106 (FAS 106), Employers' Accounting for Postretirement Benefits Other Than Pensions. See Note 26 for a discussion of the impact on benefit costs.

     In November 1992, the FASB issued Statement No. 112 (FAS 112), Employers' Accounting for Postemployment Benefits, which requires the accrual method be used in accounting for certain benefits, including workers' compensation, disability and similar benefits that are provided after employment but before retirement. The Company will adopt FAS 112 in the first quarter of 1994. The effect of adopting this statement is not expected to be material.

Other Accounting Policies

     Goodwill and acquired patents and trademarks are amortized over various periods not exceeding 40 years. Expenditures for all other patents and trademarks are charged to income as incurred. Other significant accounting policies are included in the Notes of the Financial Review to which they apply.

2. RESTRUCTURING AND PRODUCTIVITY IMPROVEMENT

      In 1993 and 1991 the Company recorded charges of $489.6 million and $249.1 million, respectively, primarily for restructuring and productivity improvement programs. The 1993 charge included the estimated effect of further work force reductions as well as the actions to realign and shut down some older and inefficient tissue producing and converting assets in the personal care and cleaning business. Actions also will be taken to consolidate and simplify the Company's coated papers business. While the accrued liability for these programs is shown as a current liability, a portion of the cash outflows for the above actions initiated in 1994 will occur in 1995 and 1996. The Company's Mexican affiliate is also restructuring its operations. See Note 8.

     The 1991 charge included provisions for the planned sale of certain nonstrategic businesses. As a result of the decision to sell these businesses, their anticipated operating results through the estimated date of sale were included as part of the 1991 divestment charge. During 1993, the Company decided to restructure, rather than sell, one of these businesses. As a result of this decision, the consolidated statement of operations has been reclassified to include the operating results of this business for all periods presented. This reclassification did not affect the previously reported amounts of net income or earnings per share. The 1991 net charge also included a gain of $51.1 million on the sale of the Company's Japanese affiliate.

3. RECEIVABLES

                               December 25   December 26
(Millions)                     1993          1992
Customer receivables           $516.6        $586.1
Allowance for discounts and
    doubtful items              (25.3)        (30.6)
                                491.3         555.5
Other receivables               109.0          91.6
                               $600.3        $647.1

During 1991, the Company entered into an agreement to sell a percentage ownership interest in a defined pool of the Company's customer receivables. Under terms of the agreement, the Company has retained substantially the same risk of credit loss as if the receivables had not been sold. Proceeds from the sale, which were used to reduce outstanding commercial paper, were $100 million. Generally, collections on receivables are automatically reinvested in new receivables unless either party terminates the agreement. The proceeds were reported as operating cash flows in the Company's statement of cash flows in 1991. The Company pays fees based on the purchaser's level of investment and borrowing costs. During 1993, 1992 and 1991, the Company recorded $4.5 million, $5.0 million and $2.1 million, respectively, of these fees as interest expense.

4. INVENTORIES

                                December 25       December 26
(Millions)                             1993              1992
Finished products                    $220.0            $202.6
Work in process                        69.6              71.7
Pulp, logs and pulpwood                67.5              79.4
Maintenance parts                     106.2             116.6
Other materials and supplies           60.4              66.9
                                     $523.7            $537.2

Of the Company's total inventories of $523.7 million, $225.5 million represents inventories with cost determined by using the last-in, first-out (LIFO) method. If inventories had been valued at the latest production or purchase cost, they would have been $126.6 million higher at December 25, 1993 and $129.9 million higher at December 26, 1992 than the amounts shown above. Where the LIFO method is not used, inventories are valued on a basis of average current manufacturing or purchase cost.


5. PLANT ASSETS

                                 December 25      December 26
(Millions)                              1993             1992
Plant assets, at cost
    Land                           $    73.0        $    70.6
    Buildings                          895.7            850.7
    Machinery and equipment          6,330.2          6,137.8
                                     7,298.9          7,059.1
Accumulated depreciation            (3,275.0)        (3,090.6)
                                   $ 4,023.9        $ 3,968.5


6. CAPITAL EXPENDITURES

(Millions)                              1993             1992

Plant and other assets             $   450.7        $   323.0
Timber resources                         7.1              6.7
                                      $457.8        $   329.7

Expenditures for renewals and betterments which increase the useful life or capacity of plant assets, as well as reforestation costs, are capitalized. Costs for repairs and maintenance are expensed.
     The unexpended appropriations for capital additions at December 25, 1993 were approximately $388.4 million compared with $281.4 million at the end of 1992.
     The Company capitalizes certain startup costs on any single capital project for which such costs are expected to exceed $3.0 million. The capitalized costs are amortized over the life of the asset.
     Expenditures for research and development are charged to income as incurred. Research and development costs were $62.3 million, $61.2 million and $64.4 million for the years 1993, 1992 and 1991, respectively.

7. DEPRECIATION AND COST OF TIMBER HARVESTED

(Millions)                                                 1993    1992    1991
Depreciation of buildings,
    machinery and equipment                               $275.5  $260.9  $329.8
Cost of timber harvested and
    amortization of logging roads                            5.6     4.9     4.9
                                                          $281.1  $265.8  $334.7

Depreciation is principally calculated by the straight-line method. For certain major capital additions, depreciation is calculated on the units-of-production method during the learning curve phase of the project.
     Beginning in 1992, the Company revised the estimated average useful lives used to compute depreciation for most of its pulp and paper mill equipment from 16 years to 20 years and for most of its finishing and converting equipment from 12 years to 15 years. These revisions were made to more properly reflect the true economic lives of the assets and to better align the Company's depreciable lives with the predominant practice in the industry. The change had the effect of increasing net income by approximately $55 million in 1992. Estimated useful lives of 20 to 50 years for buildings were not revised.
     The cost of timber harvested is determined by calculating that portion of the investment in timber which the current year's harvest bears to the total standing timber. Amortization is the cost of logging roads absorbed as timber is harvested and is based on the estimated recoverable timber in areas serviced by the roads.
     On most retirements or sales, the cost of plant assets is removed from the asset account and charged to the related depreciation reserve account. Amounts realized from such dispositions are credited to the reserve account.

8. INTERNATIONAL EQUITY AFFILIATES

     The North America equity affiliates are Scott Paper Limited (Canada) and Compania Industrial de San Cristobal, S.A. (Mexico). These affiliates are principally engaged in the manufacture and sale of sanitary paper products similar to those sold by Scott Worldwide. A minority-owned Mexican affiliate owns approximately 3% of the Company's Mexican affiliate. The Company views this indirect investment as temporary.
     In 1993, the Company's Mexican affiliate recorded net charges before taxes of $45.6 million for restructuring including headcount reductions and mill closings related to the printing and writing papers business.
     In 1991, the Company sold its investment in its affiliate in Japan.
     The following statements show the Company's investments in and share of the earnings of the unconsolidated international affiliates using the equity method of accounting.

Investments in International Equity
 Affiliates


                                       December 25    December 26
(Millions)                             1993           1992
Cost                                   $ 53.2         $ 53.2
Equity in undistributed earnings        170.6          193.0
                                       $223.8         $246.2

Changes in Investments in
International Equity Affiliates
(Millions)                             1993           1992
Scott's share of:
    (Loss) Earnings                    $(21.7)        $  5.4
    Cumulative effect of change in
    accounting for income taxes           3.7             --
Cash dividends paid to Scott              (.6)         (17.0)
Decrease in reinvested earnings         (18.6)         (11.6)
Dispositions and other                     .1            (.7)
Foreign currency translation             (3.9)          (6.9)
Decrease in investments                $(22.4)        $(19.2)

International Equity Affiliates--
 Combined Earnings of International
 Equity Affiliates
(Millions)                             1993           1992         1991
Sales                                  $782.0         $729.1       $800.0
Costs and expenses                      754.1          694.2        690.3
Restructuring                            45.6             --           --
(Loss) Income from operations           (17.7)          34.9        109.7
Interest expense                         15.8           18.4         34.0
Other income and (expense)                4.6            6.4          9.7
(Loss) Income before taxes              (28.9)          22.9         85.4
Income taxes                             12.8           12.3         26.6
Net (loss) income before
cumulative effect                       (41.7)          10.6         58.8
Cumulative effect of change in
accounting for income taxes               7.4             --           --
Net (loss) income                      $(34.3)         $10.6       $ 58.8


Financial Position of International Equity  Affiliates

                                November 30               November 30
(Millions)                      1993                      1992
Current assets                  $300.1                    $296.9
Plant assets, net                460.6                     474.3
Other assets                      27.2                      38.8
Total assets                     787.9                     810.0
Current liabilities              151.2                     132.8
Long-term debt                   105.6                     121.4
Other liabilities and
 deferred credits                106.5                      88.1
Total liabilities                363.3                     342.3
Shareholders' equity             424.6                     467.7
Partners' share                  200.8                     221.5
Scott's investment              $223.8                    $246.2

             [CHART ENTITLED "CAPITAL EXPENDITURES" APPEARS HERE]

9. INVESTMENTS IN AND ADVANCES TO OTHER EQUITY AFFILIATES

     The Company's other equity affiliates are various unconsolidated 50% or less owned companies and joint ventures. The results from operations of these affiliates are included in other operating income and expense.
     At December 25, 1993, the Company's investments in and advances to other equity affiliates totaled $84.1 million, which primarily represents the Company's investment in companies which own a pulp mill, forestland and a tree plantation in Chile.
     The Company has an agreement with one of the Chilean affiliates obligating the Company to purchase a minimum of 40% of the pulp mill's production at market-related prices until 2001. The Company also has an option to purchase up to 80% of the mill's production.

    Also, the Company is a 50% partner in a joint venture that manufactures and markets adult incontinence and wound care products under the name "Scott Health Care."

10. PAYABLE TO SUPPLIERS AND OTHERS

                                  December 25     December 26
(Millions)                        1993            1992
Payable to suppliers              $ 580.1         $ 634.4
Accrued salaries, wages and
    employee benefits               146.8           166.3
Taxes, other than on income          22.9            23.1
Accrued interest                     50.8            55.3
Other accrued expenses               90.9           119.0
                                   $891.5         $ 998.1


11. (LOSS) INCOME BEFORE TAXES

(Millions)                         1993           1992             1991
Domestic                           $(309.1)       $ 133.6          $(185.4)
International                        (22.3)          86.7             64.6
                                   $(331.4)       $ 220.3          $(120.8)

Domestic operations include the accounts of Scott Maritimes Limited, a wholly-owned Canadian subsidiary, which produces pulp primarily for transfer to Scott papermaking operations in the United States. However, the income tax expense of Scott Maritimes Limited is included in foreign taxes on income.

12. INCOME TAXES

(Millions)                                 1993      1992         1991
Current--Federal                           $  2.1    $ 29.6       $ 48.1
       --Foreign                             26.1      30.1           .1
       --State and local                      1.7       1.7          4.8
                                             29.9      61.4         53.0
Deferred--Federal                           (82.4)       .9        (82.8)
        --Foreign                           (11.6)     (5.1)        11.5
        --State and local                      .1       1.3         (2.4)
                                            (93.9)     (2.9)       (73.7)
                                           $(64.0)    $ 58.5      $(20.7)

13. ACCOUNTING FOR INCOME TAXES, ADOPTION OF FAS 109

     In the first quarter of 1993, the Company adopted FAS 109. This standard requires that deferred taxes be accounted for using an asset and liability approach. Under this approach the deferred taxes must be based on the enacted tax rates in effect for the years in which the assets and liabilities are expected to reverse.
     The Company reported a positive adjustment for the cumulative effect from the adoption of FAS 109 of $21.7 million, or $.29 per share, in the first quarter of 1993. In addition, the third quarter of 1993 included a negative impact of $10.5 million, or $.14 per share, for the deferred tax adjustment for the new federal tax rate.

14. DEFERRED TAXES

     Under FAS 109, the cumulative deferred tax liabilities and (assets) were comprised of the following:

(Millions)                                        December 25, 1993
Depreciation                                                $ 667.4
Installment sales                                             137.9
Other                                                          49.9
    Total deferred tax liabilities                            855.2
Productivity improvement program charges                     (260.8)
Tax loss carryforwards                                       (140.2)
Employee benefits                                             (90.5)
Alternative minimum  tax credit carryforward                  (71.4)
Other                                                        (132.4)
    Total deferred tax (assets)                              (695.3)
Valuation allowance                                           174.5
Net deferred tax liabilities                                $ 334.4

Tax loss carryforwards of $384 million are in jurisdictions outside the United States. Losses in the amount of $148 million have an unlimited carryover period, while the remaining losses expire between the years 1994 and 2000.
     For the years prior to the adoption of FAS 109, the deferred income tax provisions resulted from the following:


(Millions)                                                     1992       1991
Productivity improvement program charges                    $  26.1    $ (64.9)
Depreciation                                                    3.2      (28.1)
Interest expense                                               (6.5)      13.2
Other operating expenses                                      (13.7)      (6.6)
Other                                                         (12.0)      12.7
Deferred tax provisions                                     $  (2.9)   $ (73.7)

Deferred taxes resulted from recognizing items of income and expense on income tax returns in periods other than when they affected reported earnings.

15. EFFECTIVE TAX RATE

     The effective tax rate varied from the federal tax rate of 35% in 1993 and 34% in 1992 and 1991 because of the following factors:

Percent of (Loss) Income
Before Taxes                            1993   1992   1991
Federal tax rate                        (35)%    34%   (34)%
State income taxes                       --       1      1
Dividends from international
subsidiaries and affiliates               6       2     15
International subsidiaries                6      (6)    (2)
Depreciation                             --      (5)   (11)
Basis difference in asset write-offs     --      --      8
Effect of tax rate increase on
deferred taxes                            3      --     --
Other factors                             1       1      6
Effective tax rate                      (19)%    27%   (17)%

The Company's share of undistributed earnings of its consolidated international subsidiaries and unconsolidated international affiliates, which is intended to be permanently reinvested and on which no U.S. taxes have been provided, totaled approximately $555 million at the end of 1993.

16. LONG-TERM DEBT

                                   Average      Payable   December 25  December 26
                                   Rate(1)      Through   1993         1992
                                                          (Millions)
Debentures                          9.16%         2023     $1,095.4     $924.1

Revenue bonds                       3.88%         2023        493.5      391.8

Notes                               8.27%         2009        468.0      433.3

Commercial paper                    3.49%         Various     154.8         --

Capital leases                      6.23%         Various      12.9       15.1

Other currencies                    7.84%         2007        157.4      275.6
                                                            2,382.0    2,039.9
Less Unamortized Discount                                     (15.8)      (9.3)
                                                           $2,366.2   $2,030.6

(1) At December 25, 1993

Scheduled maturities of long-term debt and sinking fund payments, in millions, at December 25, 1993 are:


1995                            $   81.3          1998     $   78.9
1996                               196.9          1999          9.6
1997                               213.8     2000-2023      1,785.7

     The Company maintains several long-term and short-term credit facilities of which $810.4 million and $11.9 million, respectively, were unused as of December 25, 1993. These agreements are subject to normal banking terms and conditions. Since commercial paper and similar short-term borrowings are supported by the unused portion of $775.0 million of long-term credit agreements, these borrowings are classified as long-term debt.
     The debentures and notes represent unsecured borrowings of the Company. The industrial revenue bonds are generally secured by the financed facilities. Of the Company's $340.8 million of variable rate industrial revenue bonds, $334.0 million are supported by letters of credit which expire from 1997 through 1999.
     During December 1993, the Company initiated a plan to purchase and retire its $72.1 million 11.5% debentures prior to the scheduled maturity of December 1, 2015. As a result, the Company recognized an extraordinary charge of $9.6 million, net of tax benefits of $5.2 million, for the premium to be paid and the write-off of related unamortized debt discount and issuance costs. Using funds provided by the issuance of commercial paper, the Company retired the debentures in early 1994.

17. FINANCIAL INSTRUMENTS

     In addition to the financial instruments disclosed in Note 16 and other Notes in the Financial Review, the Company enters into forward foreign exchange contracts and currency swaps to hedge foreign currency transactions and balances for periods consistent with its committed exposures and does not engage in speculation. The Company's forward exchange contracts, which mature in 1994, and currency swaps, which mature in 1994 through 1997, reduce the Company's risk due to exchange rate movements because gains and losses on these instruments offset losses and gains on the assets, liabilities and transactions being hedged.
     The Company manages exposure to interest rates by entering into interest rate swap agreements which are recognized as adjustments of interest expense over the borrowing period. At December 25, 1993, the Company had outstanding interest rate swaps with principal amounts of $915.3 million which mature in 1995 through 1999. The net effect of these swaps is to convert $484.7 million of fixed rate liabilities with interest rates averaging 8.4% to variable rate liabilities averaging 6.2%.

Fair Values of Financial Instruments

                         December 25, 1993            December 26, 1992
                         Gross                        Gross
                         Notional                     Notional
                         or Principal   Fair          or Principal   Fair
(Millions)               Amount         Value         Amount         Value
Cash and
    cash equivalents     $   133.6      $   133.6     $   141.7      $   141.7
Long-term notes
    receivable               220.0          220.0         220.0          220.0
Current maturities and
    long-term debt        (2,546.4)      (2,797.3)     (2,285.9)      (2,453.8)
Foreign currency
 contracts                   363.8            4.0         405.4             .2
Currency swaps               263.5          (32.8)        381.3          (38.7)
Interest rate swaps          915.3           (9.4)        717.0          (30.3)

The estimated fair values of the Company's financial instruments are generally based on quoted market prices or on current rates available to the Company for financial instruments of similar remaining maturities and do not include potential tax effects or possible expenses incurred in settling the transactions.
     The counterparties to interest rate swaps, foreign currency swaps and forward exchange contracts consist of a number of major international financial institutions. The Company continually monitors its positions and the credit ratings of its counterparties, and limits the amount of agreements or contracts it enters into with any one party. Although the Company may be exposed to credit losses in the event of nonperformance by these counterparties, it does not anticipate losses due to the control procedures described above.

                  [CHART ENTITLED "TOTAL DEBT" APPEARS HERE]

18. INTEREST EXPENSE

(Millions)                      1993     1992     1991
Gross interest expense        $192.1   $211.8   $252.5
Capitalized interest            (8.9)    (2.9)    (5.2)
Interest expense allocated
to divestments                  (1.2)    (3.8)    (8.8)
Interest expense              $182.0   $205.1   $238.5

Interest expense is capitalized on major construction projects. Interest expense has been allocated to the reserves for businesses to be divested based on the net assets being sold.

19. LEASES AND OTHER COMMITMENTS

     A capital lease transfers substantially all of the benefits and risks of ownership of the leased property to the Company. On the Company's consolidated balance sheet, the following amounts of capitalized leases are included in plant assets and the related obligations are included in debt:

                                         December 25      December 26
(Millions)                               1993             1992
Plant assets under capital leases        $ 58.1           $ 66.7
Accumulated depreciation                  (30.2)           (33.2)
Net capital leases                       $ 27.9           $ 33.5
Current lease obligations                $  6.4           $ 10.0
Long-term lease obligations                12.9             15.1
Capital lease obligations                $ 19.3           $ 25.1

All other leases are accounted for as operating expenses. Rental expense for operating leases was $62.2 million, $60.3 million and $59.7 million for 1993, 1992 and 1991, respectively. In 1993, $23.2 million represented payments on short-term leases (those expiring within one year of the balance sheet date).
      The future minimum obligations under leases and other commitments having an initial or remaining non-cancelable term in excess of one year as of December 25, 1993 are as follows:

                                    Capital     Operating    Other
(Millions)                          Leases      Leases       Commitments
1994                                $  7.4      $ 26.9       $  7.0
1995                                   5.7        21.4          7.0
1996                                   3.5        19.7          7.0
1997                                   1.3        20.9          7.5
1998                                   1.3        18.7          7.8
Later years                            3.4        86.9         86.0
Future minimum obligations            22.6      $194.5       $122.3
Interest portion                      (3.3)
Capital lease obligations           $ 19.3

The Company has agreements, which expire in 2008, to operate a biomass cogeneration facility adjacent to its Westbrook, Maine mill and to purchase its steam and electricity output on a take-or-pay basis. Under these agreements the Company paid $7.0 million in 1993, and $8.6 million in both 1992 and 1991.

20. OTHER INCOME AND (EXPENSE)


(Millions)                                1993     1992    1991
Interest income                           $ 14.6   $18.5   $23.5
Equity affiliate dispositions                 --      --    51.1
Minority interest                          (10.4)   (9.1)   (8.9)
Other                                         --     1.8     1.5
                                          $  4.2   $11.2   $67.2

Interest income includes $1.2 million in both 1993 and 1992 and $1.3 million during 1991 on advances to affiliates.

21. SUPPLEMENTAL CASH FLOW INFORMATION

     Cash and cash equivalents consist of cash on hand and investments in short-term, highly liquid securities which generally have maturities when purchased of three months or less.
     Cash payments for income taxes and for interest net of amounts capitalized and amounts allocated to businesses to be divested follow:


(Millions)         1993    1992    1991
Income taxes      $ 12.5  $ 30.3  $ 82.0
Interest--net      181.9   195.3   246.6

22. LITIGATION

     The Company is a defendant in numerous actions in state and federal courts seeking damages relating to breast implants. The actions allege that the plaintiffs' breast implants were covered by polyurethane foam manufactured by the Company's former Foam Division, which was sold in 1983, and that the foam caused physical or psychological harm to the plaintiffs. In each of these actions the Company is one of several defendants, including the Foam Division's successor and the manufacturers of the implants. The Company believes that a small percentage of breast implants were covered by polyurethane foam manufactured by the Company's Foam Division prior to its sale. The Company believes that it has meritorious defenses against these claims and intends to conduct a vigorous defense and to seek insurance recovery to the extent provided under its insurance policies, if necessary. The Company is also involved in lawsuits and administrative and legal proceedings under the environmental protection laws, among others. The relief sought in such lawsuits and proceedings includes injunctions, damages and penalties. Although the final results in these suits and proceedings cannot be predicted with certainty, it is the present opinion of the Company, after consulting with counsel, that they will not have a material adverse effect on the Company's financial condition.

23. SHAREHOLDER RIGHTS PLAN

     Under the terms of a Shareholder Rights Plan adopted in 1986 and amended in 1988, the Company's Board of Directors declared a dividend distribution of one right for each two outstanding common shares. The rights may not be exercised or traded apart from the common shares to which they are attached unless a person or group has acquired, obtained the right to acquire, or commenced a tender offer for, at least 20% of the Company's outstanding common shares. In such event, each right will become exercisable for one one-hundredth of a Series B Junior Participating Preferred Share, of which 800,000 have been reserved for issuance, for a price of $180. If a person or group acquires 20% or more of the Company's outstanding common shares other than through an offer which provides fair value to all common shareholders; or the Company is the surviving corporation in a merger with a holder of 20% or more of its common shares and such shares are not changed or exchanged; or a holder of 20% or more of the Company's common shares engages in certain self-dealing transactions with the Company, each right will become exercisable for common shares worth $360 and the rights held by the acquiror will become null and void. If the Company is involved in a merger and its common shares are changed or exchanged, or if more than 50% of its assets or earnings power is sold or transferred, each right will become exercisable for common stock of the acquiror worth $360. The rights will expire on July 25, 1996 unless earlier redeemed by the Company for $.05 per right. Subject to its right to extend the redemption period, the Company may redeem the rights at any time until ten days after any person or group has acquired, or obtained the right to acquire, at least 20% of the Company's outstanding common shares.

24. STOCK OPTION AND INCENTIVE PLANS

     Under the 1989 stock option plan, the Company may grant nonqualified stock options to aid in attracting and retaining employees by encouraging such employees to invest in the Company's common shares and providing them with increased incentives to promote the well-being of Scott.
     Under the 1989 and 1986 stock option plans, 24,500, 41,000 and 32,000 restricted common shares were granted to certain key management employees in 1993, 1992 and 1991, respectively. The restricted common shares outstanding may not be transferred, pledged or otherwise disposed of for specified vesting periods.
     Stock appreciation rights and stock option transactions under the 1989, 1986 and 1979 stock option plans for the three years ended December 25, 1993 are summarized as follows:

                                                    1993      1992     1991
Stock Appreciation Rights
(Thousands)
Balance outstanding at
    beginning of year                               125.6     137.7    1,061.7
Rights granted                                       10.0      11.0      592.5
Rights exercised for cash                           (16.8)    (23.1)    (111.9)
Rights expired, surrendered
    or forfeited                                     (6.0)       --   (1,404.6)
Balance outstanding at end of year                  112.8     125.6      137.7

Stock Options
(In thousands, except for prices)                   1993      1992     1991
Balance outstanding at
    beginning of year                               3,759.8   3,335.8  2,253.7
Options granted                                       677.4     666.3  1,330.7
    Average price                                   $  38.50  $  43.53 $  45.91
Options exercised                                     (31.6)   (111.9)   (65.6)
    Average price                                   $  26.30  $  33.00 $  26.71
Options expired or forfeited                          (40.6)   (130.4)  (183.0)
Balance outstanding at end of year                  4,365.0   3,759.8  3,335.8
    Average price                                   $  41.30  $  41.64 $  41.05
At year end:
    Closing stock price                              $ 39.625 $  36.000 $ 34.375
    Options exercisable                             3,939.0   3,427.0  2,667.7
    Shares available for option
        grants and restricted stock awards            761.7   1,450.1  2,050.7

The Company's Performance Plan and sales incentive plans provide incentive and reward to approximately 6,000 salaried and certain hourly employees in the U.S. In addition, various international subsidiaries also have incentive plans for key personnel. For the years 1993, 1992 and 1991 the expense for awards under the Performance Plan, international plans and sales incentive plans totaled $18.1 million, $46.6 million and $32.9 million, respectively.
     Most of the awards are paid in cash in the year following the year for which they are awarded. To the extent deferral has been elected for years prior to 1992 by certain highly paid recipients, awards are payable wholly or partially in cash or shares in a designated subsequent year or upon termination of employment. Under the terms of these plans 22,941, 10,957 and 7,342 treasury shares were delivered to participants in 1993, 1992 and 1991, respectively, for awards earned in prior years.

25. PREFERRED SHARES

                               December 25     December 26     December 28
(Millions of Dollars)          1993            1992            1991
Shares outstanding(1)
    46,205 ($3.40 series)       $4.7            $4.7            $4.7
    24,435 ($4.00 series)        2.4             2.4             2.4
                                $7.1            $7.1            $7.1

(1) Total of 70,640 authorized cumulative senior preferred shares without par value

In addition, the Company has authorized but unissued 10,000,000 Series Preferred Shares, without par value, of which 800,000 have been reserved for issuance as Series B Junior Participating Preferred Shares.

                [CHART ENTITLED "CAPITALIZATION" APPEARS HERE]

26. POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

     Effective December 29, 1991, the Company adopted FAS 106 for its U.S. retiree health care and life insurance benefit plans. Under FAS 106, the Company is required to accrue the estimated cost of these benefits during the participants' active service periods up to the dates as of which they become eligible for full benefits. As permitted by FAS 106, the Company elected to amortize the accumulated postretirement benefit obligation (APBO) existing at December 29, 1991 on a straight-line basis over the average remaining service period of active plan participants, which is approximately 16 years.
     Prior to December 29, 1991, the Company recognized the cost of providing postretirement benefits as expense when paid. The effect of the change in accounting was to increase postretirement benefit expense by approximately $32 million in 1992. Under the provisions of previous accounting principles, the postretirement benefit cost was $13.6 million for 1991.


Financial Status of Postretirement Benefit Plans
                                                   December 25     December 26
(Millions)                                         1993            1992
Accumulated Postretirement Benefit Obligations:
    Retirees                                       $ 183.1         $ 159.6
    Fully eligible active participants                52.2            49.1
    Other active participants                         94.2           104.3
        Total APBO                                   329.5           313.0
Unrecognized transition obligation                  (224.1)         (263.7)
Unrecognized net actuarial loss                      (27.3)           (4.8)
Accrued postretirement benefit cost                $  78.1         $  44.5

Assumptions used to value the APBO:
    Discount rate                                      7.0%            8.0%
    Health care cost trend rate                       10.9%           12.4%

Net Postretirement Benefit Cost
(Millions)                                         1993            1992
Benefits earned during the year                    $   9.3         $   8.2
Interest cost on benefits earned in
    prior years                                       23.5            23.2

Amortization of items not previously recognized:
    Transition obligation                             17.1            18.4
    Net actuarial losses                                .8            --
Net postretirement benefit cost                    $  50.7         $  49.8

The health care cost trend rate used to value the APBO is assumed to decrease gradually to an ultimate rate of 5% in 2007. A one-percentage point increase in the assumed health care cost trend rates for each future year would increase the APBO at December 25, 1993 and December 26, 1992 by approximately 5.2% and 7%, respectively, and would increase the sum of the benefits earned and interest cost components of net postretirement benefit cost for 1993 and 1992 by approximately 8.5% and 9.2%, respectively.
     Substantially all of the Company's U.S. employees and certain international employees may become eligible for these benefits at retirement after meeting minimum age and service requirements. The Company continues to fund benefits on a pay-as-you-go basis, with some retirees paying a portion of the costs.
     The Company is required to adopt FAS 106 for its international plans no later than 1995. Based upon preliminary estimates, the Company does not anticipate that the effects will be material. The cost of providing these benefits, which was not significant for the years 1993, 1992 and 1991, is currently recognized as expense when paid.

27. PENSION AND SAVINGS PLANS

Pension Plans

     The Company and its consolidated subsidiaries sponsor pension or, in certain countries, termination pay plans covering substantially all employees. Company contributions to these plans are made in accordance with applicable laws and tax regulations. Assets of funded plans are invested and benefits are paid primarily through trusts. Approximately 73% and 72% of the assets of plans were invested in equity securities at year end 1993 and 1992, respectively. The remainder was invested in bonds, short-term investments and real estate funds.
     Plans covering U.S. salaried and some hourly employees provide pension benefits that are based on each employee's years of service and compensation during the final years of employment. Plans covering all other hourly employees provide benefits of stated amounts for each year of service. Pension benefits for employees of consolidated international subsidiaries are based primarily on each employee's years of service and compensation. Prior service cost is amortized on a straight-line basis over the participants' average remaining service period for plans with compensation-related benefit formulas and over seven years for other plans.

Savings Plans

     The Company sponsors savings plans covering substantially all employees in the U.S. The Company's contributions to the plans are based on employee contributions and compensation. The Company's contributions totaled $17.5 million, $16.2 million and $13.6 million in 1993, 1992 and 1991, respectively.


FUNDED STATUS OF PENSION
 PLANS
                                                       December 25, 1993                         December 26,1992
(Millions)                                             Plans in which                            Plans in which

                                              Assets Exceed       Accum. Benefits       Assets Exceed       Accum. Benefits
                                              Accum. Benefits     Exceed Assets         Accum. Benefits     Exceed Assets
Present value of future
 benefit payments based on
 service to date and:
    Present pay levels
     -- Vested                                $381.8              $  932.8              $372.8              $ 782.1
     -- Non-vested                              16.4                  63.7                16.3                 51.7
       Total Accumulated Benefit
Obligation (ABO)                               398.2                 996.5               389.1                833.8
    Projected pay increases                     34.8                 131.7                51.4                122.7
     Total Projected Benefit
Obligation (PBO)                               433.0               1,128.2               440.5                956.5
Fair value of plan assets
  available for benefits                       474.2                 885.9               439.1                742.0
Assets in excess of (less
 than) PBO                                      41.2                (242.3)               (1.4)              (214.5)
Items not yet recognized
 in the consolidated balance sheet:
    Unamortized net asset                      (21.9)                (21.6)              (25.7)               (23.7)
    Unamortized prior
     service cost                               10.0                  34.4                13.3                 31.8
    Unrecognized net
     actuarial and
     investment losses                          14.6                 118.1                54.4                 80.8
Adjustment for minimum
 liability                                      --                   (61.8)               --                  (46.4)
(Accrued) Prepaid pension
 cost recognized in the
 consolidated balance sheet                   $ 43.9              $ (173.2)             $ 40.6              $(172.0)

Weighted average
 assumptions used to value
 benefit  obligations:
    Discount rate                                                      7.1%                                     8.2%
    Assumed rate of increase in compensation
     levels                                                            4.6%                                     5.6%

NET PENSION EXPENSE

(Millions)                                 1993            1992           1991
Benefits earned during the year            $  33.8         $  33.3        $  31.2
Interest cost on benefits
 earned in prior years                       111.3           108.9          102.8
Net investment income on
 plan assets:
    Actual                                  (242.1)          (68.9)        (209.1)
    Deferral of difference
     between actual and expected income      120.3           (52.0)          92.4
Amortization of items not
 previously recognized:
    Net transition asset                      (5.4)           (5.6)          (5.8)
    Prior service cost                         8.2             5.8            3.7
    Net actuarial and
     investment losses                         1.3             1.0             .3
Net pension expense                       $   27.4         $  22.5        $  15.5

Weighted average
 assumptions used to
 determine net pension expense:
     Expected long-term
      rate of return on
      plan assets                             10.5%           10.5%          10.6%
     Discount rate for
      benefit obligations                      8.2%            8.3%           9.3%
     Assumed rate of
      increase in
      compensation levels                      5.6%            5.8%           6.8%

28. Business Segments--Consolidated operations
         The Company's operations are reported in two segments:

Personal Care and Cleaning

    Includes a broad range of products (primarily tissue products) for personal care, environmental cleaning and wiping, health care and foodservice. Pulp and timberlands operations which are vertically integrated with those businesses are also included.

Printing and Publishing Papers

    Includes printing, publishing and specialty papers and those pulp and timberlands operations vertically integrated with those businesses.

    The Company's investment in international equity affiliates of $223.8 million in 1993, $246.2 million in 1992 and $265.4 million in 1991 are included in Corporate assets. Information concerning the operations of international equity affiliates is contained in Note 8.

                                                                                                          Depreciation and
                                                              (Loss) Income   Identifiable     Capital             Cost of
Year 1993 (Millions)                                 Sales    Before Taxes     Assets(1)    Expenditures  Timber Harvested
Business Segment
         Personal Care and Cleaning               $3,584.9         $ (48.4)    $3,760.7           $371.3            $174.7
         Printing and Publishing Papers            1,164.0           (29.6)     1,851.8             75.1             102.6
            Total business segments                4,748.9           (78.0)     5,612.5            446.4             277.3
         Corporate restructuring                        --           (25.4)          --               --                --
         Corporate                                      --           (50.2)     1,012.6             11.4               3.8
         Interest expense                               --           182.0           --               --                --
         Other income and (expense)                     --             4.2           --               --                --
           Consolidated total                     $4,748.9         $(331.4)    $6,625.1           $457.8            $281.1
Geographic Area
         United States                            $3,251.7         $ (87.4)    $3,988.6
         Europe                                    1,236.3            (9.4)     1,376.7
         Pacific and Latin America                   260.9            18.8        247.2
           Subtotal                                4,748.9           (78.0)     5,612.5
         Corporate restructuring                        --           (25.4)          --
         Corporate                                      --           (50.2)     1,012.6
         Interest expense                               --           182.0           --
         Other income and (expense)                     --             4.2           --
           Consolidated total                     $4,748.9         $(331.4)    $6,625.1

(1) Includes investments in and advances to other equity affiliates of: Personal Care and Cleaning--$57.3; Corporate--$26.8.

                                                                                                          Depreciation and
                                                               Income        Identifiable     Capital              Cost of
Year 1992 (1)  (Millions)                            Sales    Before Taxes     Assets(2)    Expenditures  Timber Harvested
Business Segment
         Personal Care and Cleaning              $3,856.0          $ 374.7     $3,780.5           $269.2            $172.4
         Printing and Publishing Papers           1,235.3             90.8      1,842.2             56.5              88.0
           Total business segments                5,091.3            465.5      5,622.7            325.7             260.4
         Corporate                                     --            (51.3)       676.9              4.0               5.4
         Interest expense                              --            205.1           --               --                --
         Other income and (expense)                    --             11.2           --               --                --
           Consolidated total                    $5,091.3          $ 220.3     $6,299.6           $329.7            $265.8
Geographic Area
         United States                           $3,310.4          $ 299.0     $3,801.4
         Europe                                   1,532.8            126.9      1,588.8
         Pacific and Latin America                  248.1             39.6        232.5
           Subtotal                               5,091.3            465.5      5,622.7
         Corporate                                     --            (51.3)       676.9
         Interest expense                              --            205.1           --
         Other income and (expense)                    --             11.2           --
           Consolidated total                    $5,091.3          $ 220.3     $6,299.6

(1) Certain accounting reclassifications (not affecting net income) have been made to present more clearly the results of operations.

(2) Includes investments in and advances to other equity affiliates of: Personal Care and Cleaning--$65.3; Corporate--$22.8.

                                                                                                          Depreciation and
                                                           Income (Loss)   Identifiable    Capital            Cost of
Year 1991(1)  (Millions)                         Sales     Before Taxes      Assets(2)   Expenditures     Timber Harvested
Business Segment
         Personal Care and Cleaning           $3,793.4          $ 216.2     $3,917.0           $266.6               $209.5
         Printing and Publishing Papers        1,165.9             18.0      1,836.7             45.5                119.4
           Total business segments             4,959.3            234.2      5,753.7            312.1                328.9
         Divestments and corporate
          restructuring                             --           (141.0)         --                --                   --
         Corporate                                  --            (42.7)      738.9               2.5                  5.8
         Interest expense                           --            238.5          --                --                   --
         Other income and (expense)                 --             67.2          --                --                   --
           Consolidated total                 $4,959.3          $(120.8)   $6,492.6            $314.6               $334.7
Geographic Area
         United States                        $3,229.3          $ 127.1    $3,789.2
         Europe                                1,499.9             82.6     1,748.4
         Pacific and Latin America               230.1             24.5       216.1
           Subtotal                            4,959.3            234.2     5,753.7
         Divestments and corporate
          restructuring                             --           (141.0)         --
         Corporate                                  --            (42.7)      738.9
         Interest expense                           --            238.5          --
         Other income and (expense)                 --             67.2          --
           Consolidated total                 $4,959.3          $(120.8)   $6,492.6

(1) Certain accounting reclassifications (not affecting net income) have been made to present more clearly the results of operations.
(2) Includes investments in and advances to other equity affiliates of: Personal Care and Cleaning--$65.9; Corporate--$2.1.

QUARTERLY HIGHLIGHTS (UNAUDITED)
                                                     1993                                1992
(In millions, except                1st         2nd      3rd      4th      1st      2nd      3rd      4th
on a per share basis)           Quarter     Quarter  Quarter  Quarter  Quarter  Quarter  Quarter  Quarter
    Dividends                    .20        .20      .20      .20      .20      .20     .20      .20
    Market price -- high         $41        $37 7/8  $35 1/2  $39 3/4  $44 1/2  $46     $40 3/4  $39 1/4
                  -- low          33 3/4     31 7/8   31       32 3/8   34 1/2   38 1/8  35       35

Eleven-Year Financial Summary               Scott Paper Company

(Millions)                       1993(1)    1992(2)(3)     1991(3)(4)    1990(3)(4)    1989(3)(5)    1988(3)(6)
Sales                           $4,748.9      $5,091.3       $4,959.3      $5,168.6      $4,894.9      $4,549.4
Costs and expenses
    Product costs                3,578.0       3,799.2        3,754.5       3,873.6       3,633.7       3,246.7
    Marketing and
     distribution                  598.7         631.2          597.3         585.0         545.2         515.7
    Research, admin. and
     general                       232.2         250.1          251.4         256.4         245.4         247.5
    Restructuring, divest.
     and other                     493.6          (3.4)         305.6         161.9        (165.6)       (192.8)
                                 4,902.5       4,677.1        4,908.8       4,876.9       4,258.7       3,817.1
(Loss) Income from
 operations                       (153.6)        414.2           50.5         291.7         636.2         732.3
Interest expense                   182.0         205.1          238.5         199.4         157.9         147.5
Other income and (expense)           4.2          11.2           67.2          25.8          31.4          16.9
(Loss) Income before taxes        (331.4)        220.3         (120.8)        118.1         509.7         601.7
Income taxes                       (64.0)         58.5          (20.7)          7.9         165.2         237.8
Share of (loss) earnings of
 international equity affiliates   (21.7)          5.4           30.2          37.8          31.0          37.0
(Loss) Income before cumulative
 effect of accounting change and
 early extinguishment of debt     (289.1)        167.2          (69.9)        148.0         375.5         400.9
Extraordinary loss due to
 extinguishment of debt, net        (9.6)           --             --            --            --            --
Cumulative effect of change in
 accounting for income taxes        21.7            --             --            --            --            --
Net (loss) income               $ (277.0)     $  167.2       $  (69.9)     $  148.0      $  375.5      $  400.9

Dollars per common share
    (Loss) Earnings             $  (3.75)     $   2.26       $   (.95)     $   2.01      $   5.11      $   5.23
    Dividends                        .80           .80            .80           .80           .80          .755
    Market price -- high              41            46          46 5/8        51 3/8        52 1/2        42 3/4
                  -- low              31         34 1/2         29 1/2            30        38 3/8        32 3/8

(Millions)
Total assets at year end        $6,625.1      $6,299.6       $6,492.6      $6,900.5      $5,746.3      $5,156.3
Long-term debt at year end       2,366.2       2,030.6        2,333.2       2,454.9       1,677.6       1,450.3
Capital expenditures               457.8         329.7          314.6         814.8         776.9         508.7
Depreciation and cost of
 timber harvested                  281.1         265.8          334.7         327.4         297.0         271.5

(Loss) Income from operations
 as a percentage of sales           (3.2)%         8.1%           1.0%          5.6%         13.0%         16.1%
Debt as a percentage of
 total capitalization               50.6%         45.7%          48.5%         49.5%         40.7%         38.2%
Return on common
 shareholders' equity              (14.4)%         8.2%          (3.3)%         6.9%         19.0%         23.1%

Average common shares
 outstanding (Millions)             74.0          73.9           73.7          73.6          73.4          76.6
Number of common shareholders
 (Thousands)                        37.7          37.9           39.5          40.7          41.4          44.2
Number of employees
 (Thousands)                        25.9          26.5           29.1          30.8          29.4          27.0


(Millions)                          1987(3)    1986(3)(7)      1985(3)      1984(3)      1983(3)
Sales                           $3,976.9     $3,313.1      $2,934.0     $2,747.4     $2,615.5
Costs and expenses
    Product costs                2,827.9      2,376.9       2,123.3      2,003.2      2,021.3
    Marketing and
     distribution                  484.7        423.7         358.1        312.6        290.1
    Research, admin. and
     general                       206.3        157.5         146.1        127.3        117.1
    Restructuring, divest.
     and other                      15.5        (13.4)         10.3         (1.9)       (18.0)
                                 3,534.4      2,944.7       2,637.8      2,441.2      2,410.5
(Loss) Income from
 operations                        442.5        368.4         296.2        306.2        205.0
Interest expense                   139.0        122.0          81.4         64.2         42.4
Other income and (expense)           8.6         28.7          14.4         43.2          3.9
(Loss) Income before taxes         312.1        275.1         229.2        285.2        166.5
Income taxes                       117.1        106.3          75.4        104.2         66.4
Share of (loss) earnings of
 international equity affiliates    38.8         17.7          47.3          6.0         23.6
(Loss) Income before cumulative
 effect of accounting change and
 early extinguishment of debt      233.8        186.5         201.1        187.0        123.7
Extraordinary loss due to
 extinguishment of debt, net          --           --            --           --           --
Cumulative effect of change in
 accounting for income taxes          --           --            --           --           --
Net (loss) income               $  233.8     $  186.5      $  201.1     $  187.0     $  123.7

Dollars per common share
    (Loss) Earnings             $   3.05     $   2.48      $   2.26     $   1.91     $   1.29
    Dividends                        .68         .635          .605          .56          .50
    Market price -- high          43 1/2      33 5/16        26 1/8      17 7/16       16 1/8
                  -- low          27 1/2           24      16 11/16       12 5/8       9 5/16

(Millions)
Total assets at year end        $4,480.5     $3,939.4      $3,517.2     $3,313.3     $2,846.3
Long-term debt at year end       1,381.9      1,412.3       1,379.1        640.4        582.5
Capital expenditures               380.1        420.7         514.2        285.8        225.3
Depreciation and cost of
 timber harvested                  246.8        202.8         167.3        158.8        149.6

(Loss) Income from operations
 as a percentage of sales           11.1%        11.1%         10.1%        11.1%         7.8%
Debt as a percentage of
 total capitalization               40.6%        45.5%         48.7%        34.5%        26.6%
Return on common
 shareholders' equity               16.1%        14.7%         14.1%        12.2%         8.6%

Average common shares
 outstanding (Millions)             76.5         75.0          88.8         96.4         91.0
Number of common shareholders
 (Thousands)                        44.5         47.5          52.4         55.9         59.1
Number of employees
 (Thousands)                        25.4         24.9          22.2         20.6         20.9

(1) Loss per share included net special items of $5.33. Excluding these items, earnings per share were $1.58. See Management's Discussion and Analysis for description.

(2) Reflects the adoption of FAS 106, Employers' Accounting for Postretirement Benefits, and the revision of estimated useful lives for depreciable assets which increased net income by $35.3 million and earnings per share by $.48.

(3) Certain accounting reclassifications (not affecting net income) have been made to present more clearly the results of operations.

(4) (Loss) Earnings per share for 1991 and 1990 included net charges of $2.49 and $1.36, respectively, for special items related to the Company's business improvement program. Excluding special items, earnings per share for 1991 and 1990 were $1.54 and $3.37, respectively.

(5) Earnings per share for 1989 included a net gain of $1.00 for special items, which include the sale of timberlands in Washington State net of charges for asset restructuring and other items. Excluding special items, earnings per share for 1989 were $4.11.

(6) Earnings per share for 1988 included a net gain of $1.22 for special items, which include the sale of Scott's interest in Brunswick Pulp & Paper Company net of charges for asset restructuring and other items. Excluding special items, earnings per share for 1988 were $4.01.

(7) Reflects the adoption of FAS 87, Employers' Accounting for Pensions, for U.S. plans, which reduced 1986 pension cost and thereby increased net income by $10.6 million and earnings per share by $.14.

STOCK EXCHANGE LISTINGS

Common Shares -- Listed on the New York, Philadelphia, Pacific and Tokyo Stock
    Exchanges.
Stock Symbol -- SPP
Cumulative Senior Preferred Shares -- Listed on the Philadelphia Stock Exchange.

                     APPENDIX ON GRAPHIC AND IMAGE MATERIAL
                     --------------------------------------


     The foregoing excerpts from the 1993 Annual Report to Shareholders contain the following graphic material:

Page 13:

          A chart entitled "Sales By Business Segment (Millions $)" showing (i) Personal Care and Cleaning, and (ii) Printing and Publishing, with the vertical axis starting at $2,000 and increasing in $500 increments to $5,500 and the horizontal axis starting at 1989 and ending at 1993, showing the following information:

                     Personal Care       Printing and
                     and Cleaning        Publishing
                     -------------       ------------
          1989       3,613               1,282
          1990       3,902               1,267
          1991       3,793               1,166
          1992       3,856               1,235
          1993       3,585               1,164

Page 16:

          A chart entitled "Number of Employees (Thousands)" showing (i) Consolidated Operations, and (ii) Affiliated Companies, with the vertical axis starting at 15 and increasing by increments of 5 up to 45 and the horizontal axis starting at 1989 and ending at 1993, showing the following information:

                     Consolidated        Affiliated
                     Operations          Companies
                     ------------        ----------
          1989       29.4                11.5
          1990       30.8                 9.3
          1991       29.1                 8.0
          1992       26.5                 7.2
          1993       25.9                 6.6

Page 18:

          A chart entitled "Sales By Geographic Area (Millions $)" showing (i) the United States, (ii) Europe, and (iii) Pacific and Latin America, with the vertical axis starting at $2,000 and increasing in $500 increments to $5,500 and the horizontal axis starting at 1989 and ending at 1993, showing the following information:

                     United                  Pacific and
                     States      Europe      Latin America
                     ------      ------      -------------
          1989       3,547       1,153       195
          1990       3,649       1,290       230
          1991       3,229       1,500       230
          1992       3,310       1,533       248
          1993       3,252       1,236       261

Page 26:

          A chart entitled "Capital Expenditures (Millions $)", with the vertical axis starting at $100 and increasing in $100 increments to $900 and the horizontal axis starting at 1989 and ending at 1993, showing the following information:

                     Capital Expenditures
                     --------------------
          1989       777
          1990       815
          1991       315
          1992       330
          1993       458

Page 29:

          A chart entitled "Total Debt (Millions $)", with the vertical axis starting at $0 and increasing in $500 increments to $3,000 and the horizontal axis starting at 1989 and ending at 1993, showing the following information:

                     Total Debt
                     ----------
          1989       1,899
          1990       2,789
          1991       2,491
          1992       2,286
          1993       2,546

Page 31:

          A chart entitled "Capitalization (Millions $)" showing (i) Total Debt,
          (ii) Deferred Taxes & Other Liabilities, and (iii) Shareholders' Equity, with the vertical axis starting at $0 and increasing in $1,000 increments to $6,000 and the horizontal axis starting at 1989 and ending at 1993, showing the following information:

                                 Deferred
                     Total       Taxes &                 Shareholders'
                     Debt        Other Liabilities       Equity
                     -----       -----------------       ------
          1989       1,899       694                     2,068
          1990       2,789       668                     2,182
          1991       2,491       661                     1,989
          1992       2,286       729                     2,025
          1993       2,546       913                     1,576