Form 10-K, Exhibit 13
SCOTT PAPER CO
filed 1995-03-30
CIK 87949

                     Management's Discussion and Analysis


     As a result of the decision by the Company to focus on its core tissue business, S.D. Warren, the Company's printing and publishing papers subsidiary, was sold on December 20, 1994, and is reflected as a discontinued operation in the Company's statement of consolidated operations. For 1994, S.D. Warren's results include an allocation of interest expense and income taxes, and prior years' results have been reclassified to this same basis of reporting. See Discontinued Operation in Note 2.

Results of Operations -- 1994 vs. 1993

     Consolidated sales for the continuing business for 1994 were essentially the same as in 1993 at approximately $3.6 billion. Income from continuing operations was $501.6 million for 1994 versus a loss of $146.1 million in 1993. Net income for 1994 was $209.8 million, or $2.81 per share, versus a net loss for 1993 of $277.0 million, or $3.75 loss per share.

     The Company's results for both 1994 and 1993 included the effects of special items, which are discussed further below. Excluding the special items for both periods, income from continuing operations increased 59% to $406.5 million in 1994 versus $255.0 million in 1993, and net income increased 82% to $214.4 million in 1994 from $117.6 million in 1993.

     The following table presents earnings for 1994 and 1993, as reported and excluding special items.

                                 1994                 1993
                          ----------------------------------------
                                    Excluding            Excluding
(In millions, except                  Special              Special
on a per share basis)     Reported      Items  Reported      Items
------------------------------------------------------------------
Income (Loss)
  from continuing
  operations                $501.6     $406.5   $(146.1)    $255.0
Net Income (Loss)           $209.8     $214.4   $(277.0)    $117.6
Earnings (Loss) per share    $2.81      $2.87    $(3.75)     $1.58

The special items for 1994 totaled a net charge of $.06 per share and included:

                                                       Per Share
----------------------------------------------------------------
Sales of the energy facility in Mobile,
  Alabama and Scott Health Care                            $ .81
Share of restructuring charge -- Canadian affiliate         (.05)
Premiums related to the Company's debt reduction program    (.82)
Sale of S.D. Warren                                            -
----------------------------------------------------------------
  Total                                                    $(.06)
----------------------------------------------------------------


For 1993, special items totaled a net charge of $5.33 per share and were comprised of:

                                                       Per Share
----------------------------------------------------------------
Restructuring charge                                      $(5.15)
Share of nonrecurring items -- Mexican affiliate            (.20)
Changes in the U.S. tax law                                 (.14)
Premium related to the Company's debt retirement            (.13)
Cumulative effect of adoption of FAS 109,
  Accounting for Income Taxes                                .29
----------------------------------------------------------------
  Total                                                   $(5.33)
----------------------------------------------------------------

In August 1994, the Company's previously announced restructuring program was expanded and also accelerated in order to be completed by year end 1994. No additional charges were required to accomplish the expanded program. The revised program included additional reductions in the worldwide work force, significant decreases in controllable expenses and the closure or reduction of capacity at certain older, high-cost production facilities (see Note 3). The restructuring program resulted in the elimination of approximately 11,000 positions. These actions, together with the sale of S.D. Warren and other businesses, brought the total year end employee level to 19,900. The Company anticipates annual pretax benefits of approximately $340 million from the successful implementation of the program.

     As shown on the statement of consolidated operations, the following table presents income and earnings per share from continuing operations before extraordinary loss and cumulative effect of accounting change.

                                   1994                 1993
                          ------------------------------------------
                                      Excluding            Excluding
(In millions, except                    Special              Special
on a per share basis)       Reported      Items   Reported     Items
--------------------------------------------------------------------
Income (Loss)                 $264.1     $207.6    $(237.8)   $108.2
Earnings (Loss) per share      $3.54      $2.78     $(3.22)    $1.45

With the completion of the sale of the printing and publishing papers subsidiary, Scott's continuing operations are reported in one segment -- "Tissue Products." The following is a discussion and analysis of this segment and the information which appears in Note 28. In order to provide a better basis for comparison, results of operations are discussed both as reported and excluding special items.

Tissue Products

     This segment consists primarily of tissue products for personal care, environmental cleaning and wiping, health care and foodservice. Consolidated sales for the tissue products segment were approximately $3.6 billion in 1994, essentially equal to 1993. Consolidated operations reported income from operations of $513.3 million in 1994 versus a loss from operations of $54.8 million in 1993. Excluding special items in both years, income from operations was approximately 48% higher in 1994 than in 1993. Excluding special items, the operating margin for the global tissue business was 12.7% in 1994 compared with 8.5% in 1993, primarily due to the benefit of cost reductions associated with the restructuring program. In the fourth quarter of 1994, as the effect of the restructuring efforts began to be more fully realized, the global tissue business reported a record operating margin from normal operations of 15.5%.

United States

     Sales revenue for Scott's total tissue products business increased approximately 1% in 1994 compared with 1993 while sales volume decreased approximately 1%. For the year, sales volume of away-from-home products increased while sales volume of consumer products was lower. For 1994, average selling prices for tissue products were approximately 2% better than in 1993. Income from operations, excluding special items in both years, increased 53% to $289.6 million, primarily due to cost improvements in all areas of the business as a result of the restructuring program.

Europe

     Markets in the Company's European region were weak for most of 1994, contributing to a decline in both sales revenue and volume of approximately 5% compared with 1993. Despite lower sales, income from operations, excluding special items, increased 45% in 1994 to $121.6 million. The increase in income from operations was due to the benefit from restructuring and other cost reductions, including reduced promotional spending, which more than offset lower sales volume and higher pulp prices. Average selling prices were about the same in 1994 compared with 1993. However, selected price increases were implemented in the second half of 1994.

Pacific and Latin America

     In the Pacific and Latin American regions, sales volume increased 6% and sales revenue in 1994 was approximately 9% higher than in 1993. Income from operations, excluding special items in 1993, increased 31% due to higher volume, cost reductions and price increases which more than offset higher pulp prices and other inflation.

International Equity Affiliates

     Scott's share of international equity affiliates' earnings was $23.9 million in 1994 versus a loss of $21.7 million in 1993. Excluding special items in both years, Scott's share of net income from international equity affiliates increased 60% to $27.3 million in 1994. The improved results in both the Canadian and Mexican affiliates were mainly due to cost reductions and increased volume in Canada which more than offset higher pulp prices and other inflation. Due to the change in the reporting date of its year end, the Mexican operation's annual results include December 1994, which although adversely affected by the devaluation of the peso during that period, did not have a material impact on earnings per share.

Interest, Other Income and Taxes

     Interest expense in 1994 was $131.2 million versus $123.8 million in 1993, after the allocation of interest to the discontinued operation for both years. The increase was primarily due to higher market interest rates.

     Other income and expense totaled $9.6 million in 1994 versus $4.1 million in 1993, largely due to increased interest income.

     The Company reported income tax expense of $139.8 million in 1994 versus a tax benefit of $49.7 million in 1993, excluding allocations of taxes to the discontinued operation and to the extraordinary loss due to extinguishment of debt in both years. Excluding the effects of special items in both years, the effective tax rates for continuing operations for 1994 and 1993 were approximately 37% and 40%, respectively.

     See the Financial Review Notes for further detail on the above items.

Discontinued Operation --
Printing and Publishing Papers

     On December 20, 1994, the Company completed the sale of S.D. Warren, its former printing and publishing papers subsidiary, for $1.6 billion including the assumption of debt. As part of the sale, Scott agreed to retain certain retiree and other liabilities, which are not expected to have a material impact on future reported earnings. The sale of S.D. Warren did not result in any gain or loss. See Discontinued Operation in Note 2.

     Results for S.D. Warren, net of interest expense and income taxes, were income of $6.8 million in 1994 compared with a loss of $51.3 million in 1993. Excluding special items in 1993, S.D. Warren reported income of $9.4 million in 1993. Manufacturing cost improvements and higher sales volume were not sufficient to offset lower average selling prices, higher market pulp prices and inflation.

Returns and Margins

                                  1994                         1993
--------------------------------------------------------------------------
                                     Excluding                    Excluding
                                       Special                      Special
                        Reported         Items       Reported         Items
---------------------------------------------------------------------------
Operating margin --
  tissue business           14.3%         12.7%          (1.5)%         8.5%
Return on investment         5.7%          6.6%          (3.1)%         4.5%
Return on common
  shareholders' equity      12.7%         13.0%         (14.4)%         5.9%
---------------------------------------------------------------------------

Trends

     The continued improvement of the U.S. economy generally resulted in a strengthening of the Company's markets as 1994 progressed. This trend is expected to continue into 1995. With the completion of the sale of S.D. Warren and the decision by the Company to focus on its core tissue business, the demand for the Company's products is expected to be less cyclical in the future.

     The economies in the European region appear to be in the early stages of recovery, which should improve growth prospects in that region. However, results from Scott's operations in Europe could be negatively impacted if the dollar were to strengthen relative to the currencies in countries where the Company has significant operations. Markets in the Pacific rim, including the Company's recently announced ventures in China and Indonesia, represent significant opportunities for future growth and development. In Mexico, where the Company's affiliate has recently announced capacity expansion, longer term prospects continue to be favorable despite the recent devaluation of the peso.

     Limited capacity expansion has been announced around the world, and industry forecasts for tissue markets indicate that worldwide operating rates are expected to gradually strengthen during 1995 and 1996 compared with the relatively weak operating rates of the past several years. The Company has also announced price increases in many of its markets around the world and is working to implement them. In view of overall market growth which is expected to be modest, the Company is accelerating its successful strategy of supplying innovative products and services to away-from-home markets and is repositioning and implementing a new global strategy for its key consumer brands.

     As a net buyer of pulp, Scott has benefited over the last several years from declining market prices for this commodity. However, much of this benefit has been negated by lower selling prices for finished products, especially in those markets where there are many competitors whose primary source of fiber is purchased pulp. Over the long term, pulp prices tend to follow a cyclical pattern, and as 1994 progressed, pulp and waste paper prices increased dramatically. Further price increases were announced in early 1995. The Company may be negatively impacted if prices paid by Scott for pulp increase without a corresponding increase in the selling prices for finished products. To reduce the Company's exposure to this cyclicality, a portion of Scott's pulp supply is purchased on the basis of a multi-year moving average price. In addition, the Company continues to review its use of pulp, including potential increases in the use of recycled fiber.

     As part of its strategy to focus on its core tissue business and reduce capital intensity, the Company has announced plans to divest a number of non-core assets in 1995, including the energy complex at its Chester, Pennsylvania facility and various pulp mill and timber assets. It is difficult to estimate the impact of the anticipated transactions on the Company's overall cost structure as operating cost increases may result from these potential asset sales while interest expense will be reduced.

     Scott and other manufacturers of pulp in the U.S. face proposed regulations imposing stringent limits on emissions including chlorinated organics, such as dioxin and chloroform, which may arise from the process of manufacturing bleached pulp. In 1993, the Environmental Protection Agency (EPA) issued proposed regulations, which included limitations on a variety of discharges and emissions. Based on its evaluation of the 1993 proposed regulations, the Company believes that the additional capital expenditures required to comply with them at its existing sites would be approximately $250 million implemented in the 1997-1999 period. This estimate could change further depending on several factors, including additional evaluation of the proposed regulations, changes in the proposed regulations, new developments in control and process technology, and inflation.

     During 1994, five-year labor agreements were ratified at three of Scott's manufacturing sites in the U.S. There are no agreements to be negotiated at large U.S. sites in 1995.



               [CHART ENTITLED "RETURN ON EQUITY" APPEARS HERE]

Liquidity and Capital Resources

     Cash flow provided by operating activities was $211.9 million in 1994 compared with $315.8 million and $417.3 million in 1993 and 1992, respectively. The reduction in operating cash flows was primarily due to cash payments for the restructuring program and $100.0 million to repurchase previously factored customer receivables. These cash outflows were partially offset by improved income resulting from the Company's restructuring efforts.

     During 1994, the Company sold various nonstrategic assets, primarily S.D. Warren, the energy complex at the Mobile, Alabama mill, and substantially all of the Company's interest in Scott Health Care. Proceeds from these sales totaled approximately $2 billion, which includes debt assumed by the acquirers. The Company has announced plans to divest other non-core assets in 1995, including the energy complex at its Chester, Pennsylvania facility, and various pulp and timber assets.

     The Company used the above proceeds to retire $1,477 million of debt of which $768 million occurred prior to the end of the year. The debt retirements consist of prepayments of term loans of $150 million and debentures of $784 million (see Note 16), assumptions of debt of $205 million and repayments of commercial paper and other debt of $338 million. The Company has also announced its intention to use a portion of the proceeds to repurchase $300 million of its common shares.

     Total capital expenditures were $375.0 million in 1994 compared with $457.8 million and $329.7 million in 1993 and 1992, respectively. See Note 7 for continuing operations' expenditures. During 1995 and 1996, the Company plans to invest $550-$650 million in capital projects. The projects include continued spending on the tissue mill in Owensboro, Kentucky, the new converting facility in Arizona, and other projects designed to sustain existing operations and reduce costs. The Company expects to finance this spending primarily from internally generated funds.

     In May 1994 and December 1993, the Company issued $45 million and $110 million, respectively, of tax-exempt bonds to finance portions of the Owensboro tissue mill. During 1993, the Company issued $200 million in publicly held long-term debt used primarily to pay maturing debt. The bonds issued in 1994 and 1993 were not affected by the debt reduction program initiated in December 1994.

     The Company has both variable rate debt and variable rate financial assets. Variable rate financial assets reduce the Company's exposure to increasing interest rates on its variable rate debt. At the end of 1994, variable rate financial assets were approximately equal to variable rate debt. When variable rate assets are netted against debt, the variable rate portion of the Company's debt was 49% and 39% as of December 25, 1993 and December 26, 1992, respectively.

     To maintain flexibility in meeting its financing needs, the Company has two revolving bank credit facilities totaling $775 million which were unused as of December 31, 1994, and December 25, 1993.

Results of Operations -- 1993 vs. 1992

     Consolidated sales from continuing operations in 1993 decreased 7% to $3.6 billion compared with $3.9 billion in 1992, primarily due to the impact of unfavorable European foreign exchange rates. Results of continuing operations were a loss of $146.1 million in 1993 versus income from operations of $322.9 million in the prior year. The Company recorded a net loss of $277.0 million, or a per-share loss of $3.75, versus net income of $167.2 million and earnings per share of $2.26 in 1992.

     The Company's results for 1993 included the effects of special items amounting to approximately $394.6 million after tax, or $5.33 per share. Excluding the effects of special items, net income was $117.6 million and earnings per share were $1.58. Restructuring charges related to S.D. Warren, the Company's former printing and publishing papers subsidiary, are included in the results of the discontinued operation, which also include appropriate allocations of interest expense and income taxes.

     The following table presents earnings for 1993 and 1992, both as reported and excluding special items in 1993. See page 17 for a discussion of the special items.

                                              1993                       1992
                                 --------------------------------------------
                                                   Excluding
(In millions, except                                 Special
on a per share basis)            Reported              Items         Reported
-----------------------------------------------------------------------------
(Loss) Income from
  continuing operations           $(146.1)            $255.0           $322.9
Net (Loss) income                 $(277.0)            $117.6           $167.2
(Loss) Earnings per share          $(3.75)             $1.58            $2.26

Tissue Products

     The following is a discussion and analysis of the "Tissue Products" segment and the information which appears in Note 28. In order to provide a better basis for comparison, results of operations are discussed both as reported and excluding special items. Consolidated sales for the tissue products segment were $3.6 billion in 1993 compared with $3.9 billion in 1992. Consolidated operations reported a loss from operations of $54.8 million in 1993 versus income from operations of $374.7 million in 1992. Excluding special items in 1993, income from operations for the global tissue business was $305.2 million in 1993, down 19% from $374.7 million in 1992. Excluding special items in 1993, the operating margin was 8.5% in 1993 compared with 9.7% in 1992.

United States

     In 1993, sales revenue for Scott's total tissue products business was up slightly over 1992. Sales volume decreased 1%, while average selling prices for tissue products were approximately 2% better than in 1992 despite the continuation of extremely competitive market conditions.

     Excluding special items in 1993, income from operations decreased 11%. Manufacturing cost improvements and improved product pricing had a favorable impact on income from operations, but these positive factors were offset by manufacturing cost inflation, higher freight and distribution expenses, and increased spending for strategic product development and marketing.

Europe

     Sales volume in the Company's European region was 3% less than in 1992 and sales revenue decreased 20%, of which approximately 16% was related to changes in exchange rates due to the continuing strength of the U.S. dollar. Also impacting results were competitive pricing pressures and the region's weak economies. Excluding special items in 1993, income from operations declined 31% compared with 1992 and, excluding the change in exchange rates, was 6% lower than in 1992. Productivity gains and manufacturing cost improvements achieved by the European businesses partially offset the negative impact of the lower sales volume and pricing.

Pacific and Latin America

     In the Pacific and Latin American regions, sales volume for the Company's consolidated operations grew 5% compared with 1992, and sales revenue in 1993 was 5% higher than in the previous year. Income from operations, excluding special items in 1993, decreased 19%.

International Equity Affiliates

     Scott's share of international equity affiliates' earnings was a loss of $21.7 million compared with earnings of $5.4 million in 1992.

     Excluding special items in 1993, Scott's share of net income from its Mexican affiliate more than doubled, primarily due to improvement in its consumer business. The Company's Canadian affiliate also reported improved results in 1993 mainly due to cost reductions.

Interest, Other Income and Taxes

     Interest expense for 1993 was $123.8 million compared with $141.4 million in 1992, after allocation of interest to the discontinued operation for both years. The decrease was primarily due to reduced interest rates and favorable foreign exchange impacts.

     Other income and expense items reflect income of $4.1 million in 1993 down $7.0 million from 1992 largely due to lower interest income.

     The Company reported a tax benefit of $49.7 million in 1993 compared with taxes on income of $50.5 million in 1992, after allocation of taxes to the discontinued operation in both years. Excluding the effects of special items in both years, the effective tax rates for continuing operations for 1993 and 1992 were approximately 40% and 26%, respectively.

     See the Financial Review Notes for further detail on the above items.

Discontinued Operation --
Printing and Publishing Papers

     Results for S.D. Warren, net of interest expense and income taxes, were a loss of $51.3 million in 1993 compared with income of $19.7 million in 1992. Excluding restructuring charges in 1993, S.D. Warren reported income of $9.4 million, a 52% decrease compared with 1992. Lower sales volume and lower average selling prices were the result of intense competitive activity and increased levels of imports into the U.S. markets. Results in 1992 were affected by increased costs associated with the shutdown and rebuild of the recovery boiler at the Somerset mill in Skowhegan, Maine.

Returns and Margins


                                     1993                   1992
----------------------------------------------------------------
                                          Excluding
                                            Special
                           Reported           Items     Reported
----------------------------------------------------------------
Operating margin --
  tissue business              (1.5)%           8.5%         9.7%
Return on investment           (3.1)%           4.5%         5.9%
Return on common
  shareholders' equity        (14.4)%           5.9%         8.2%

Accounting Standards Changes

     In the first quarter of 1994, the Company adopted Financial Accounting Standards Board (FASB) Statement No. 112 (FAS 112), Employers' Accounting for Post-employment Benefits. This standard requires employers to recognize and, when necessary, accrue for the estimated cost of benefits provided to former or inactive employees after employment but before retirement. The effect on the Company of adopting this statement was not material.

     In 1994, the Company adopted FASB Statement No. 119 (FAS 119), Disclosures about Derivative Financial Instruments and Fair Value of Financial Instruments, which requires certain disclosures about derivative financial instruments. This statement does not affect how the Company accounts for financial instruments on its balance sheet or income statement. Note 17 provides information regarding the Company's financial instruments.

     In the first quarter of 1993, the Company adopted FASB Statement No. 109 (FAS 109), Accounting for Income Taxes. The Company reported a positive adjustment for the cumulative effect of adopting FAS 109 of $21.7 million, or $.29 per share. See Note 14.

     In the first quarter of 1992, the Company adopted FASB Statement No. 106 (FAS 106), Employers' Accounting for Postretirement Benefits Other Than Pensions, as discussed in Note 24.

     The accounting standards changes have no impact on the Company's cash flow.

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


Quarterly Highlights (Unaudited)

                                                   1994(1)                                           1993(1)
                                 -------------------------------------------        --------------------------------------------
(In millions, except                 1st         2nd         3rd         4th            1st         2nd         3rd          4th
on a per share basis)            Quarter     Quarter     Quarter     Quarter(4)     Quarter     Quarter     Quarter      Quarter
--------------------------------------------------------------------------------------------------------------------------------
Sales                             $828.7      $914.3      $877.3      $960.8         $868.3      $927.5      $884.3      $ 904.8
Gross margin(2)                    231.9       285.0       268.0       285.4          236.0       257.4       256.7        258.4
Income (Loss) from:
  Continuing operations             28.5        50.3        54.5       130.8           17.2        23.7        21.6       (300.3)
  Discontinued operation            (3.3)      (10.1)        6.1        14.1            6.3         (.2)        3.0        (60.4)
  Extraordinary loss on
    early extinguishment
    of debt                            -           -           -       (61.1)             -           -           -         (9.6)
  Cumulative effect of
    change in accounting
    for income taxes                   -           -           -           -           21.7           -           -            -
--------------------------------------------------------------------------------------------------------------------------------
Net Income (Loss)                 $ 25.2      $ 40.2      $ 60.6      $ 83.8         $ 45.2      $ 23.5      $ 24.6      $(370.3)
================================================================================================================================
Dollars per common share:
  Income (Loss) from:
    Continuing operations         $  .38      $  .68      $  .72      $ 1.76         $  .23      $  .32      $  .29      $ (4.06)
    Discontinued operation          (.04)       (.14)        .08         .19            .09           -         .04         (.82)
    Extraordinary loss on early
      extinguishment of debt           -           -           -        (.82)             -           -           -         (.13)
    Cumulative effect of change
      in accounting for
      income taxes                     -           -           -           -            .29           -           -            -
--------------------------------------------------------------------------------------------------------------------------------
Earnings (Loss)(3)                $  .34      $  .54      $  .80      $ 1.13         $  .61      $  .32      $  .33      $ (5.01)
  Dividends                          .20         .20         .20         .20            .20         .20         .20          .20
--------------------------------------------------------------------------------------------------------------------------------
  Market price - high                $46 3/4     $53 3/4     $66 3/8     $70 5/8        $41         $37 7/8     $35 1/2      $39 3/4
               - low                  39 1/2      37 1/4      50 5/8      60             33 3/4      31 7/8      31           32 3/8
================================================================================================================================

(1) See Management's Discussion and Analysis for discussion of special items.
(2) Sales less product costs.
(3) Based on the average common shares outstanding at the end of each period.
(4) Contains 14 week quarter, all others shown are 13 weeks.

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

     The Company's independent accountants, Coopers & Lybrand L.L.P., are engaged to conduct an independent audit of the Company's financial statements, which includes such review of the system of internal accounting controls to determine their auditing procedures as they consider necessary in the circumstances. Their opinion on the fairness of reported operating results and financial condition appears on this page.

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

Scott Paper Company


Report of Independent Accountants

To the Shareholders and Board of Directors
Scott Paper Company

     We have audited the accompanying consolidated balance sheet of Scott Paper Company and its subsidiaries as of December 31, 1994, and the related consolidated statements of operations, cash flows and common shareholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Scott Paper Company and its subsidiaries for the years ended December 25, 1993 and December 26, 1992 were audited by other auditors whose report dated January 25, 1994, included an explanatory paragraph that described the changes in accounting for income taxes in 1993 and postretirement benefits other than pensions in 1992 as discussed under Accounting Policies in the Financial Review Notes.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the 1994 financial statements referred to above present fairly, in all material respects, the consolidated financial position of Scott Paper Company and its subsidiaries as of December 31, 1994, and the consolidated results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.



2400 Eleven Penn Center, Philadelphia, Pennsylvania 19103
January 31, 1995

                           Consolidated Operations
--------------------------------------------------
                               Scott Paper Company

(In millions, except on a per share basis)                                                1994          1993          1992
--------------------------------------------------------------------------------------------------------------------------
Sales                                                                                 $3,581.1      $3,584.9      $3,856.0
--------------------------------------------------------------------------------------------------------------------------
Costs and expenses
  Product costs                                                                        2,510.8       2,576.4       2,745.7
  Marketing and distribution                                                             479.9         536.7         572.0
  Research, administration and general                                                   189.0         208.3         218.3
  Restructuring and divestments                                                              -         401.1             -
  Other                                                                                 (100.2)          8.5          (2.9)
--------------------------------------------------------------------------------------------------------------------------
                                                                                       3,079.5       3,731.0       3,533.1
--------------------------------------------------------------------------------------------------------------------------
Income (Loss) from continuing operations                                                 501.6        (146.1)        322.9
Interest expense                                                                         131.2         123.8         141.4
Other income and (expense)                                                                 9.6           4.1          11.1
--------------------------------------------------------------------------------------------------------------------------
Income (Loss) from continuing operations before taxes                                    380.0        (265.8)        192.6
Income taxes                                                                             139.8        (49.7)          50.5
--------------------------------------------------------------------------------------------------------------------------
Income (Loss) from continuing operations before share of earnings (loss)
  of international equity affiliates, extraordinary loss and cumulative
  effect of accounting change                                                            240.2        (216.1)        142.1
Share of earnings (loss) of international equity affiliates                               23.9         (21.7)          5.4
--------------------------------------------------------------------------------------------------------------------------
Income (Loss) from continuing operations before extraordinay loss and
  cumulative effect of accounting change                                                 264.1        (237.8)        147.5
--------------------------------------------------------------------------------------------------------------------------
Discontinued operation -- printing and publishing  papers:
  Income (Loss) from operations through December 20, 1994,
    net of income tax expense (benefit) of $4.0, $(14.3) and $8.0 for
    1994, 1993 and 1992, respectively                                                      6.8         (51.3)         19.7
  Gain (Loss) on disposal                                                                    -             -             -
--------------------------------------------------------------------------------------------------------------------------
Income (Loss) before extraordinary loss and cumulative
  effect of accounting change                                                            270.9        (289.1)        167.2
Extraordinary loss on early extinguishment  of  debt, net of
  income tax benefit of $35.8 and $5.2 for 1994 and 1993, respectively                   (61.1)         (9.6)            -
Cumulative effect of change in accounting for income taxes                                   -          21.7             -
--------------------------------------------------------------------------------------------------------------------------
Net Income (Loss)                                                                      $ 209.8      $ (277.0)      $ 167.2
==========================================================================================================================
Per share:
  Income (Loss) from continuing operations before extraordinary loss and
     cumulative effect of accounting change                                              $3.54        $(3.22)        $1.99
  Income (Loss) from discontinued printing and publishing papers operation                 .09          (.69)          .27
  Extraordinary loss on early extinguishment of debt                                      (.82)         (.13)            -
  Cumulative effect of change in accounting for income taxes                                 -           .29             -
--------------------------------------------------------------------------------------------------------------------------
Earnings (Loss) per share                                                                $2.81        $(3.75)        $2.26
==========================================================================================================================
Dividends per share                                                                       $.80          $.80          $.80
Average common shares outstanding                                                         74.7          74.0          73.9
==========================================================================================================================

The Financial Review, pages 23-39, is an integral part of these statements.

                          Consolidated Balance Sheet
                          -----------------------------------------------------
                          Scott Paper Company


(Millions)                                                               December 31, 1994            December 25, 1993
-----------------------------------------------------------------------------------------------------------------------
Assets:
Current assets
  Cash and cash equivalents                                                       $1,114.0                     $  133.6
  Receivables                                                                        592.2                        600.3
  Inventories                                                                        401.9                        523.7
  Deferred income tax asset                                                          146.6                        277.9
  Prepaid items and other                                                             53.8                         74.4
-----------------------------------------------------------------------------------------------------------------------
                                                                                   2,308.5                      1,609.9
Plant assets, at cost                                              $ 4,625.0                   $ 7,357.5
  Accumulated depreciation                                          (2,143.0)      2,482.0      (3,302.2)       4,055.3
                                                                    --------                    --------
Timber resources, at cost less timber harvested                                       84.2                        113.0
Investments in international equity affiliates                                       174.3                        223.8
Investments in and advances to other equity affiliates                                53.0                         84.1
Construction funds held by trustees                                                   79.5                         87.1
Notes receivable                                                                     220.0                        220.0
Goodwill and other assets                                                            224.6                        231.9
-----------------------------------------------------------------------------------------------------------------------
Total                                                                             $5,626.1                     $6,625.1
=======================================================================================================================
Liabilities and Shareholders' Equity:
Current liabilities
  Payable to suppliers and others                                                 $  810.8                    $   891.5
  Current maturities of long-term debt                                               764.8                        180.2
  Accrued taxes on income                                                            254.7                         59.1
  Accruals for restructuring programs                                                108.6                        639.0
-----------------------------------------------------------------------------------------------------------------------
                                                                                   1,938.9                      1,769.8
Long-term debt                                                                     1,093.1                      2,366.2
Deferred income taxes                                                                344.5                        612.3
Other liabilities                                                                    497.2                        301.1
-----------------------------------------------------------------------------------------------------------------------
                                                                                   3,873.7                      5,049.4
Preferred shares                                                                       7.1                          7.1
Common shareholders' equity
  Common shares                                                    $  506.1                    $   450.4
  Reinvested earnings                                               1,509.6                      1,358.1
  Cumulative translation adjustment                                  (259.2)                     (227.5)
  Treasury shares                                                     (11.2)       1,745.3        (12.4)        1,568.6
-----------------------------------------------------------------------------------------------------------------------
Total                                                                             $5,626.1                     $6,625.1
=======================================================================================================================

The Financial Review, pages 23-39, is an integral part of these statements.

                            Consolidated Cash Flows
---------------------------------------------------
                                Scott Paper Company

(Millions)                                                                            1994            1993            1992
--------------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating  Activities:
Net income (loss)                                                                 $  209.8        $ (277.0)       $  167.2
Adjustments to reconcile net income (loss) to net  cash
  provided by operating activities:
    Cumulative effect of accounting change                                               -           (21.7)              -
    Share of earnings/loss of affiliates, net of distributions                       (20.4)           29.0            16.0
    Depreciation, cost of timber harvested and amortization                          310.3           300.3           291.0
    Deferred income taxes                                                           (121.8)          (93.9)           (2.9)
    Extraordinary loss on extinguishment of debt, net of taxes                        61.1             9.6               -
    Gains on asset sales                                                             (99.5)           (5.7)          (12.9)
    Postretirement benefits, net (funding) cost                                      (36.0)           30.7            17.1
    Changes in current assets and current liabilities net of
      effects from businesses divested:
        (Increase) Decrease in receivables                                          (129.5)            7.5            (9.3)
        Increase in inventories                                                       (2.2)           (9.5)           (4.1)
        Decrease (Increase) in prepaid items and other                                16.2           (10.3)          (10.5)
        (Decrease) Increase in payable to suppliers and others                       (28.2)          (78.9)           43.4
        (Decrease) Increase in accruals for restructuring programs                  (166.1)          429.1           (95.4)
        Increase in accrued taxes on income                                          218.2             6.6            17.7
--------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                            211.9           315.8           417.3
--------------------------------------------------------------------------------------------------------------------------
Cash Flows from Investing Activities:
Investments in plant assets, timber resources and other assets                      (375.0)        (457.8)          (329.7)
Proceeds from businesses divested and asset sales,  net of debt
  assumed by acquirers                                                             1,780.9            5.7            103.9
Decrease (Increase) in construction funds                                              6.0          (85.0)               -
Advances to affiliates, net                                                           (2.1)          (2.3)            (6.6)
Other investing                                                                      (11.4)          11.0            (11.8)
--------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) investing activities                                1,398.4         (528.4)          (244.2)
--------------------------------------------------------------------------------------------------------------------------
Cash Flows from Financing  Activities:
Net decrease in short-term borrowings                                                (36.8)        (143.7)          (192.6)
Proceeds from issuance of long-term debt                                             733.1          815.4            403.7
Repayments of long-term debt                                                      (1,249.7)        (389.3)          (363.8)
Premiums paid on early retirement of debt and interest rate swaps                    (59.3)             -                -
Dividends paid                                                                       (60.0)         (59.5)           (59.4)
Proceeds from exercise of stock options                                               45.2             .8              3.7
Other financing                                                                       (8.2)         (13.3)            (5.2)
--------------------------------------------------------------------------------------------------------------------------
Net cash (used in) provided by financing activities                                 (635.7)         210.4           (213.6)
--------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                                5.8           (5.9)            (2.4)
--------------------------------------------------------------------------------------------------------------------------
Net Increase (Decrease) in Cash and Cash Equivalents                                 980.4           (8.1)           (42.9)
Cash and cash equivalents at beginning of year                                       133.6          141.7            184.6
--------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                         $ 1,114.0        $ 133.6          $ 141.7
==========================================================================================================================

The Financial Review, pages 23-39, is an integral part of these statements.

                         Consolidated Common Shares --
                         ------------------------------------------------------
                         Scott Paper Company

                                                            (Millions)
                                                            -----------------------------------------------------------------------
  Of 200,000,000 Authorized
     Common Shares (1)                                                                                 Cumulative
------------------------------                                            Common      Reinvested      Translation      Treasury
Shares Issued  Treasury Shares                              Total         Shares        Earnings       Adjustment        Shares
-------------------------------------------------------------------------------------------------------------------------------
74,335,384    592,144    Balance at December 28, 1991    $1,981.8         $439.2        $1,609.6          $ (52.6)       $(14.4)
                         Net income                         167.2              -           167.2                -             -
                         Shares issued for the exercise
                           of stock options, stock awards
   150,334    (16,264)     and restricted stock               6.3            5.9               -                -            .4
                         Dividends paid on
                           Common shares                    (59.1)             -           (59.1)               -             -
                           Preferred shares                   (.3)             -             (.3)               -             -
                         Foreign currency translation
                           adjustment                       (69.0)             -               -            (69.0)            -
                         Minimum pension
                           liability adjustment              (9.1)             -            (9.1)               -             -
-------------------------------------------------------------------------------------------------------------------------------
74,485,718    575,880    Balance at December 26, 1992     2,017.8          445.1         1,708.3           (121.6)        (14.0)
                         Net loss                          (277.0)             -          (277.0)               -             -
                         Shares issued for the exercise
                           of stock options, stock awards
    56,066    (64,404)     and restricted stock               6.9            5.3               -                -           1.6
                         Dividends paid on
                           Common shares                    (59.2)             -           (59.2)               -             -
                           Preferred shares                   (.3)             -             (.3)               -             -
                         Foreign currency translation
                           adjustment                      (105.9)             -               -           (105.9)            -
                         Minimum pension
                           liability adjustment             (13.7)             -           (13.7)               -             -
-------------------------------------------------------------------------------------------------------------------------------
74,541,784    511,476    Balance at December 25, 1993     1,568.6          450.4         1,358.1           (227.5)        (12.4)
                         Net income                         209.8              -           209.8                -             -
                         Shares issued for the exercise
                           of stock options, stock awards
 1,509,686   (55,278)      and restricted stock              56.9           55.7               -                -           1.2
                         Dividends paid on
                           Common shares                    (59.7)             -           (59.7)               -             -
                           Preferred shares                   (.3)             -             (.3)               -             -
                         Foreign currency translation
                           adjustment                       (31.7)             -               -            (31.7)            -
                         Minimum pension
                           liability adjustment               1.7              -             1.7                -             -
-------------------------------------------------------------------------------------------------------------------------------
76,051,470   456,198  Balance at December 31, 1994       $1,745.3         $506.1        $1,509.6          $(259.2)       $(11.2)
===============================================================================================================================

(1) Without par value

The Financial Review, pages 23-39, is an integral part of these statements.

Financial Review Notes


1. Accounting Policies
Principles of Consolidation

     The consolidated financial statements include the accounts of all majority-owned domestic and international subsidiaries listed on page 41. This listing includes the percentage of direct or indirect ownership by Scott. All significant intercompany transactions have been eliminated.

Fiscal Year End

     The Company's fiscal year ends on the last Saturday in December, which results in a 52- or 53-week year. Fiscal year 1994 consisted of 53 weeks while fiscal years 1993 and 1992 consisted of 52 weeks. To facilitate prompt reporting of Scott's financial results, the financial statements of most of the international subsidiaries and affiliates are based on the twelve months ending November 30.

Accounting Standards Changes

     In 1994, the Company adopted Financial Accounting Standards Board (FASB) Statement No. 112 (FAS 112), Employers' Accounting for Postemployment Benefits. This standard requires employers to recognize and when necessary accrue for the estimated cost of benefits provided to former or inactive employees after employment but before retirement. The effect on the Company of adopting this statement was not material.

     In 1994, the Company adopted FASB Statement No. 119 (FAS 119), Disclosures about Derivative Financial Instruments and Fair Value of Financial Instruments, which requires certain disclosures about derivative financial instruments. This statement does not affect how the Company accounts for financial instruments on its balance sheet or income statement. Note 17 provides information regarding the Company's financial instruments.

     In 1993, the Company adopted FASB Statement No. 109 (FAS 109), Accounting for Income Taxes. See Note 14 for discussion and analysis of the deferred tax accounts.

     In 1992, the Company adopted FASB Statement No. 106 (FAS 106), Employers' Accounting for Postretirement Benefits Other Than Pensions. See Note 24.

Other Accounting Policies

     Goodwill and acquired patents and trademarks are amortized over various periods not exceeding 40 years. The realizability of goodwill and other intangibles is evaluated periodically to assess recoverability and if warranted impairment would be recognized. Expenditures for all other patents and trademarks are charged to income as incurred. Other significant accounting policies are included in the Notes of the Financial Review to which they apply.

2. Asset Sales and Proceeds

     During 1994, the Company sold several nonstrategic assets, which are discussed below.

Asset Sales

     On December 16, 1994, the Company completed the sale of the energy and recovery complex assets (the "Energy Complex") located at its Mobile, Alabama mill site to Mobile Energy Services Company, Inc. (MESC), which is a wholly-owned subsidiary of The Southern Company. Scott received approximately $350 million, consisting of approximately $265 million in cash and the buyer's assumption, guaranteed by The Southern Company, of $85 million of debt under a tax-exempt financing relating to the Energy Complex. Under terms of an agreement, MESC will provide power, steam and pulping liquor to the mills located at this site.

     On December 23, 1994, the Company sold substantially all of its interest in a 50% owned joint venture for $65.7 million. This venture manufactures and markets adult incontinence and wound care products under the name "Scott Health Care."

     The above asset sales resulted in an aggregate pre-tax gain of $95.1 million. This gain is included in income (loss) from continuing operations under the caption "Other."

Discontinued Operation

     On December 20, 1994, the Company completed the sale of S.D. Warren Company, its former printing and publishing papers subsidiary, to an investor group led by Sappi Limited. The Company received $1.6 billion which included the buyer's assumption of approximately $120 million in debt. The sale of S.D. Warren did not result in any gain or loss being recorded.



              [CHART ENTITLED "NUMBER OF EMPLOYEES" APPEARS HERE]

     S.D. Warren's operations have been segregated and reported as a discontinued operation in the accompanying statement of consolidated operations and prior years have been reclassified to conform to the current year's presentation. However, the prior years' consolidated balance sheet and statement of consolidated cash flows have not been reclassified.

     The condensed statement of operations related to the discontinued operation for the years ended December 1994, 1993 and 1992 is presented below:

(Millions)                              1994           1993           1992
--------------------------------------------------------------------------

Revenues                            $1,145.3       $1,143.9       $1,235.3
Costs and expenses                   1,134.5        1,209.5        1,207.6
--------------------------------------------------------------------------
Income (Loss) before
  income taxes                          10.8          (65.6)          27.7
Income taxes                             4.0          (14.3)           8.0
--------------------------------------------------------------------------
Net Income (Loss)                   $    6.8       $  (51.3)      $   19.7
==========================================================================

The effective tax rates for the discontinued operation varied from the federal tax rates primarily due to the tax on foreign operations in 1994, the tax rate increase on deferred taxes in 1993, and depreciation and state income taxes in 1992.


Proceeds

     A portion of the proceeds from the sale of S.D. Warren and other asset sales were used to retire debt as part of the Company's debt retirement program (see Note 16). In addition to supporting this program a portion of the balance remaining in cash and cash equivalents is intended to be used for the previously announced $300 million repurchase of the Company's common shares.


3. Restructuring

     In 1993, the Company recorded a charge for its planned restructuring and productivity improvement programs. The plan included the estimated costs to further reduce its work force as well as the costs to realign and shut down some older and inefficient assets. The 1993 charge of $489.6 million was combined with the balance from previous restructuring plans of $149.4 million. Included in the 1993 charge was $88.5 million for S.D. Warren.

     In August 1994, this plan was modified to accelerate the timing and increase the total of the work force reductions. This expanded plan was completed by year end 1994 and no additional charges were needed to achieve the restructuring. The major elements of the 1994 plan were:

                                       Charges        Reserve
                                       Against    December 31
(Millions)                             Reserve           1994
-------------------------------------------------------------
Cost of work force reductions           $330.1         $ 83.8
Plant rationalization                    107.7           11.8
Divested businesses                       78.5           11.9
Other                                     14.1            1.1
-------------------------------------------------------------
                                        $530.4         $108.6
=============================================================

The costs for work force reductions relate to pension and medical benefit enhancements for retirement eligible terminations and severance payments (see Notes 24 and 25). Under the terms of the Company's termination policies most remaining severance payments will be paid in 1995. The plant rationalization charges were primarily related to equipment write-offs and disposals. The charges for divested businesses relate to the Company's foodservice business units, two of which are in the process of being sold, and to the discontinued operation.


4. Receivables

                               December 31      December 25
(Millions)                            1994             1993
-----------------------------------------------------------
Customer receivables                $534.2           $516.6
Allowance for discounts and
  doubtful items                     (27.2)           (25.3)
-----------------------------------------------------------
                                     507.0            491.3
Other receivables                     85.2            109.0
-----------------------------------------------------------
                                    $592.2           $600.3
===========================================================

During 1991, the Company entered into an agreementto sell a percentage ownership interest in a defined pool of the Company's customer receivables. The Company paid fees based on the purchaser's level of investment and borrowing costs. During 1994, 1993 and 1992, the Company recorded $4.8 million, $4.5 million and $5.0 million, respectively, of these fees as interest expense. In December 1994, at no additional cost, the Company terminated this agreement by paying $100.0 million to repurchase these receivables.


5. Inventories


                                    December 31         December 25
(Millions)                                 1994                1993
-------------------------------------------------------------------
Finished products                        $150.6              $220.0
Work in process                            56.0                69.6
Pulp, logs and pulpwood                    90.1                67.5
Maintenance parts                          65.5               106.2
Other materials and supplies               39.7                60.4
-------------------------------------------------------------------
                                         $401.9              $523.7
===================================================================

Of the Company's total inventories of $401.9 million, $127.3 million represents inventories with cost determined by using the last-in, first-out (LIFO) method. If inventories had been valued at the latest production or purchase cost, they would have been $75.4 million higher at December 31, 1994 and $126.6 million higher at December 25, 1993 than the amounts shown above. The significant decrease between years is primarily due to the sale of S.D. Warren and is accounted for as part of the sale transaction. Where the LIFO method is not used, inventories are valued on a basis of average current manufacturing or purchase cost.

6. Plant Assets

                                 December 31     December 25
(Millions)                              1994            1993
------------------------------------------------------------
Plant assets, at cost
  Land                             $    65.4       $    73.0
  Buildings                            645.3           895.7
  Machinery and equipment            3,914.3         6,388.8
------------------------------------------------------------
                                     4,625.0         7,357.5
Accumulated depreciation            (2,143.0)       (3,302.2)
------------------------------------------------------------
                                   $ 2,482.0       $ 4,055.3
============================================================

7. Capital Expenditures

(Millions)                              1994            1993
------------------------------------------------------------
Plant and other assets                $330.2          $376.8
Timber resources                         2.9             5.9
Continuing operations                  333.1           382.7
Discontinued operation                  41.9            75.1
------------------------------------------------------------
Total                                 $375.0          $457.8
============================================================

Expenditures for renewals and betterments which increase the useful life or capacity of plant assets, as well as reforestation costs, are capitalized. Costs for repairs and maintenance are expensed.

     The unexpended appropriations for capital additions at December 31, 1994 were approximately $246.7 million compared with $388.4 million at the end of 1993.
     Expenditures for research and development are charged to income as incurred and for continuing operations were $38.3 million, $47.0 million and $45.2 million for the years 1994, 1993 and 1992, respectively.


8. Depreciation and Cost of Timber Harvested

(Millions)                              1994         1993         1992
----------------------------------------------------------------------
Depreciation of buildings,
  machinery and equipment             $199.0       $188.9       $173.5
Cost of timber harvested and
  amortization of logging roads          5.6          5.0          4.3
----------------------------------------------------------------------
Continuing operations                 $204.6       $193.9       $177.8
======================================================================

Depreciation expense for the discontinued operation was $85.2 million, $87.2 million and $88.0 million for 1994, 1993 and 1992, respectively.

     Depreciation is principally calculated by the straight-line method. For certain major capital additions, depreciation is calculated on the units-of-production method during the learning curve phase of the project.

     Depreciation is based on average useful lives of 20 years for pulp and paper mill equipment, 15 years for finishing and converting equipment and 20 to 50 years for buildings.

     The cost of timber harvested is determined by calculating that portion of the investment in timber which the current year's harvest bears to the total standing timber. Amortization is the cost of logging roads absorbed as timber is harvested and is based on the estimated recoverable timber in areas serviced by the roads.

     On normal retirements or sales, the cost of plant assets is removed from the asset account and charged to the related depreciation reserve account. Amounts realized from such dispositions are credited to the reserve account.


9. International Equity Affiliates

     The Company's international equity affiliates are Scott Paper Limited (Canada) and Compauia Industrial de San Cristubal, S.A. (Mexico). These affiliates are principally engaged in the manufacture and sale of sanitary paper products similar to those sold by the Company. A minority-owned Mexican affiliate owns approximately 3% of the Company's Mexican affiliate. The Company views this indirect investment as temporary.

     In 1994, the Company changed the reporting date for its Mexican affiliate from November 30 to December 31. The effect of this change on the Company's statement of consolidated operations was not material. However, a reduction of $56.1 million occurred in its investment account due to foreign currency translation adjustments primarily due to the devaluation of the peso.

     In 1994, the Company's Canadian affiliate recorded net charges before taxes of $10.6 million for restructuring that were primarily for work force reductions.

     In 1993, the Company's Mexican affiliate recorded net charges before taxes of $45.6 million for restructuring including work force reductions and mill closings related to its printing and writing papers business.

     The following statements show the Company's investments in and share of the earnings of the unconsolidated international affiliates using the equity method of accounting.

Investments in International Equity Affiliates

                                    December 31         December 25
(Millions)                                 1994                1993
-------------------------------------------------------------------
Cost                                     $ 53.2              $ 53.2
Equity in undistributed earnings          121.1               170.6
-------------------------------------------------------------------
                                         $174.3              $223.8
===================================================================

Changes in Investments in
International Equity Affiliates

(Millions)                                 1994                1993
-------------------------------------------------------------------
Scott's share of:
  Earnings (Loss)                        $ 23.9              $(21.7)
  Cumulative effect of change in
    accounting for income taxes               -                 3.7
Cash dividends paid to Scott                (.6)                (.6)
-------------------------------------------------------------------
Increase (Decrease) in
  reinvested earnings                      23.3               (18.6)
Dispositions and other                       .9                  .1
Foreign currency translation              (73.7)               (3.9)
-------------------------------------------------------------------
Decrease in investments                  $(49.5)             $(22.4)
===================================================================

International Equity Affiliates-Combined
Earnings of International Equity Affiliates

(Millions)                                1994            1993         1992
---------------------------------------------------------------------------
Sales                                   $792.6          $782.0       $729.1
Costs and expenses                       708.3           754.1        694.2
Restructuring                             10.6            45.6            -
---------------------------------------------------------------------------
Income (Loss) from operations             73.7           (17.7)        34.9
Interest expense                          10.3            15.8         18.4
Other income and (expense)               (13.3)            4.6          6.4
---------------------------------------------------------------------------
Income (Loss) before taxes                50.1           (28.9)        22.9
Income taxes                               3.7            12.8         12.3
---------------------------------------------------------------------------
Income (Loss) before
  cumulative effect                       46.4           (41.7)        10.6
Cumulative effect of change in
  accounting for income taxes                -             7.4            -
---------------------------------------------------------------------------
Net Income (Loss)                       $ 46.4          $(34.3)      $ 10.6
===========================================================================


Financial Position of International Equity Affiliates

(Millions)                                   1994                      1993
---------------------------------------------------------------------------
Current assets                             $229.0                    $300.1
Plant assets, net                           387.7                     460.6
Other assets                                 21.0                      27.2
---------------------------------------------------------------------------
Total assets                                637.7                     787.9
---------------------------------------------------------------------------
Current liabilities                         160.4                     151.2
Long-term debt                               85.3                     105.6
Other liabilities and deferred credits       63.5                     106.5
---------------------------------------------------------------------------
Total liabilities                           309.2                     363.3
---------------------------------------------------------------------------
Shareholders' equity                        328.5                     424.6
Other investors' share                      154.2                     200.8
---------------------------------------------------------------------------
Scott's investment                         $174.3                    $223.8
===========================================================================

10. Investments in and Advances to Other
    Equity Affiliates

     The Company's other equity affiliates are various unconsolidated 50% or less owned companies and joint ventures. The results from operations of these affiliates are included in other operating income and expense.

     At December 31, 1994, the Company's investments in and advances to other equity affiliates totaled $53.0 million, which primarily represents the Company's investment in companies which own a pulp mill, forestland and a tree plantation in Chile.

     The Company has an agreement with one of the Chilean affiliates obligating the Company to purchase a minimum of 40% of the pulp mill's production at market-related prices until 2001. The Company also has an option to purchase up to 80% of the mill's production.


11. Payable to Suppliers and Others

                                       December 31              December 25
(Millions)                                    1994                     1993
---------------------------------------------------------------------------
Payable to suppliers                        $493.7                   $580.1
Accrued salaries, wages and
  employee benefits                          129.1                    146.8
Taxes, other than on income                   21.1                     22.9
Accrued interest                              48.7                     50.8
Other accrued expenses                       118.2                     90.9
---------------------------------------------------------------------------
                                            $810.8                   $891.5
===========================================================================

12. Income (Loss) Before Taxes

(Millions)                                  1994          1993         1992
---------------------------------------------------------------------------
Continuing Operations
  Domestic                                $254.8       $(247.7)      $105.9
  International                            125.2         (18.1)        86.7
                                          $380.0       $(265.8)      $192.6
Discontinued Operation
  Domestic                                $  5.5       $ (61.4)      $ 27.7
  International                              5.3          (4.2)           -
---------------------------------------------------------------------------
                                          $ 10.8       $ (65.6)      $ 27.7
===========================================================================
Extraordinary Loss
  Domestic                                $ (96.9)     $ (14.8)           -
===========================================================================

Domestic operations include the accounts of Scott Maritimes Limited, a wholly-owned Canadian subsidiary, which produces pulp primarily for transfer to Scott papermaking operations in the United States. However, the income tax expense of Scott Maritimes Limited is included in foreign taxes on income.


13. Income Taxes

       The components of income tax expense are:

(Millions)                          1994              1993             1992
---------------------------------------------------------------------------
Current-Federal                  $ 213.4            $  2.1            $29.6
       -Foreign                     15.7              26.1             30.1
       -State and local             17.8               1.7              1.7
---------------------------------------------------------------------------
                                   246.9              29.9             61.4
---------------------------------------------------------------------------
Deferred-Federal                  (137.2)            (87.6)              .9
        -Foreign                    17.0             (11.6)            (5.1)
        -State and local           (18.7)               .1              1.3
---------------------------------------------------------------------------
                                  (138.9)            (99.1)            (2.9)
---------------------------------------------------------------------------
                                 $ 108.0           $ (69.2)           $58.5
===========================================================================

Income tax expense is included in the financial statements as follows:

(Millions)                         1994              1993              1992
---------------------------------------------------------------------------
Continuing operations            $139.8            $(49.7)            $50.5
Discontinued operation              4.0             (14.3)              8.0
Extraordinary loss                (35.8)             (5.2)                -
---------------------------------------------------------------------------
                                 $108.0            $(69.2)            $58.5
===========================================================================

14. Deferred Taxes

     In the first quarter of 1993, the Company adopted FAS 109 and reported a positive adjustment for the cumulative effect of $21.7 million or $.29 per share. This standard requires that deferred taxes be accounted for using an asset and liability approach. Under this approach the deferred taxes must be based on the enacted tax rates in effect for the years in which the assets and liabilities are expected to reverse.

     Under FAS 109, the cumulative deferred tax liabilities and (assets) were comprised of the following:

                                 December 31       December 25
(Millions)                              1994              1993
--------------------------------------------------------------
Depreciation                         $ 365.5            $667.4
Installment sales                      137.9             137.9
Other                                   62.0              49.9
--------------------------------------------------------------
  Total deferred tax liabilities       565.4             855.2
--------------------------------------------------------------
Restructuring program charges          (37.5)           (260.8)
Tax loss carryforwards                (200.3)           (140.2)
Employee benefits                     (158.7)            (90.5)
Alternative minimum
  tax credit carryforward                  -             (71.4)

Other                                 (156.5)           (132.4)
--------------------------------------------------------------
  Total deferred tax (assets)         (553.0)           (695.3)
--------------------------------------------------------------
Valuation allowance                    185.5             174.5
--------------------------------------------------------------
Net deferred tax liabilities         $ 197.9            $334.4
==============================================================

Valuation allowances relate to the potentially unusable portion of tax loss carryforwards of $562.9 million which are in jurisdictions outside the United States. Losses in the amount of $220.6 million have an unlimited carryover period, while the remaining losses expire between the years 1995 and 2001.

     For the year prior to the adoption of FAS 109, the deferred income tax provision resulted from the following:

(Millions)                                                  1992
----------------------------------------------------------------
Restructuring program charges                             $ 26.1
Depreciation                                                 3.2
Interest expense                                            (6.5)
Other operating expenses                                   (13.7)
Other                                                      (12.0)
----------------------------------------------------------------
Deferred tax provision                                    $ (2.9)
================================================================

Deferred taxes resulted from recognizing items of income and expense on income tax returns in periods other than when they affected reported earnings.

15. Effective Tax Rate

     The effective tax rate on income from continuing operations varied from the federal tax rate of 35% in 1994 and 1993 and 34% in 1992 because of the following factors:

Percent of Income (Loss)
Before Taxes                         1994        1993       1992
----------------------------------------------------------------
Federal tax rate                       35%        (35)%       34%
State income taxes                      2           -          -
International subsidiaries taxes       (6)          7         (7)
Dividends from international
  subsidiaries and affiliates           4           6          3
Depreciation                            -           -         (4)
Effect of tax rate increase
  on deferred taxes                     -           3          -
Other factors                           2           -          -
----------------------------------------------------------------
Effective tax rate                     37%        (19)%       26%
================================================================

The Company's share of undistributed earnings of its consolidated international subsidiaries and unconsolidated international affiliates, which is intended to be permanently reinvested and on which no U.S. taxes have been provided, totaled approximately $545 million at the end of 1994.

16. Long-Term Debt

                    Average     Payable    December 31   December 25
                     Rate(1)    Through           1994          1993
--------------------------------------------------------------------
                                              (Millions)
                                              ----------------------
Debentures             8.5%        2023       $  425.7      $1,095.4
Revenue bonds          5.9%        2024          331.4         493.5
Notes                  6.3%        2009           85.0         468.0
Commercial paper       5.6%     Various           22.5         154.8
Capital leases         7.6%     Various            4.5          12.9
Other currencies       6.8%        2007          233.1         157.4
--------------------------------------------------------------------
                                               1,102.2       2,382.0
Less Unamortized Discount                         (9.1)        (15.8)
--------------------------------------------------------------------
                                              $1,093.1      $2,366.2
====================================================================

(1) At December 31, 1994

Scheduled maturities of long-term debt and sinking fund payments, in millions, at December 31, 1994 are:

1996           $ 43.7                   1999            $  8.3
1997             10.3                   2000             112.3
1998             89.3                   2001-2024        829.2

     The Company maintains several long-term and short-term credit facilities of which $799.4 million and $54.8 million, respectively, were unused as of December 31, 1994. These agreements are subject to normal banking terms and conditions. Commitment fees to maintain such facilities totaled $2.2 million in each of the last three years and are included in interest expense. Since commercial paper and similar short-term borrowings are supported by the unused portion of $775.0 million of long-term credit agreements, these borrowings are classified as long-term debt.

     The debentures and notes represent unsecured borrowings. Of the Company's $256.8 million of variable rate industrial revenue bonds, $250.0 million are supported by letters of credit which expire in 1998.

     Using a portion of the proceeds from the sale of S.D. Warren and other asset sales, the Company retired certain long-term debt and terminated related interest rate swaps. During the period December 21, 1994 through January 12, 1995, the Company retired $784.2 million of publicly-held debentures and notes with rates ranging from 8.3% to 10.0%, pursuant to a tender offer to repurchase such securities in the open market. Also retired during this period were $150.0 million of bank term loans with rates ranging from 9.3% to 10.6%. A portion of these debentures, notes and bank term loans were retired subsequent to December 31, 1994 and totaled $686.2 million, including an accrual for premium costs of $46.5 million. This amount is classified as current maturities. Included in the amounts retired during January 1995 are debentures and notes that were not repurchased in the open market but were defeased by placing $221.3 million of U.S. government obligations in an irrevocable trust to be used solely for satisfying scheduled debt service payments. Interest rate swaps, which had the net effect of converting $575.0 million of fixed rate liabilities to variable rate liabilities, were terminated prior to December 31, 1994.

     As a result of these actions, the Company recognized an extraordinary loss of $61.1 million, net of tax benefits of $35.8 million, for the net premiums paid to retire debt and terminate swaps prior to their scheduled maturities.

     During December 1993, the Company initiated a plan to purchase and retire its $72.1 million 11.5% debentures prior to their scheduled maturity. As a result, the Company recognized an extraordinary charge of $9.6 million, net of tax benefits of $5.2 million, for the premium to be paid and the write-off of related unamortized debt discount and issuance costs. Using funds provided by the issuance of commercial paper, the Company retired the debentures in early 1994.

17. Financial Instruments

     In addition to the financial instruments disclosed in Note 16 and other Notes in the Financial Review, the Company enters into derivative financial instruments for purposes other than trading and does not engage in speculation. Forward foreign exchange contracts and currency swaps hedge foreign currency transactions and balances for periods consistent with the Company's committed exposures. The Company's forward exchange contracts, which mature in 1995, and currency swaps, which mature in 1995 through 1997, reduce the Company's risk due to exchange rate movements because gains and losses on these instruments offset losses and gains on the assets, liabilities and transactions being hedged. Gains and losses related to remeasurements of currency swaps and forward contracts are included in cumulative translation adjustments when such instruments are designated as hedges of net investments in the Company's foreign subsidiaries. All other remeasurement gains and losses are included in the statement of consolidated operations.

     The Company manages exposure to interest rates by entering into interest rate swap agreements which are recognized as adjustments of interest expense over the borrowing period. The interest rate swaps which were not terminated in 1994 mature in 1995.

Fair Values of Financial Instruments
                             December 31, 1994                   December 25, 1993
                        ----------------------------------------------------------
                               Gross                           Gross
                            Notional                        Notional
                        or Principal          Fair      or Principal          Fair
(Millions)                    Amount         Value            Amount         Value
----------------------------------------------------------------------------------
Cash and
  cash equivalents         $ 1,114.0     $ 1,114.0         $   133.6     $   133.6
Long-term notes
  receivable                   220.0         220.0             220.0         220.0
Current maturities and
  long-term debt            (1,857.9)     (1,857.0)         (2,546.4)     (2,797.3)
Foreign currency
  contracts                    235.3           3.0             363.8           4.0
Currency swaps                 143.0         (11.7)            263.5         (32.8)
Interest rate swaps             93.6          (1.3)            915.3          (9.4)
==================================================================================

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

18. Interest Expense

(Millions)                        1994         1993         1992
----------------------------------------------------------------
Gross interest expense          $202.3       $192.1       $211.8
Capitalized interest             (10.7)        (8.9)        (2.9)
Interest expense allocated
  to divestments and
  discontinued operation         (60.4)       (59.4)       (67.5)
----------------------------------------------------------------
Interest expense                $131.2       $123.8       $141.4
================================================================

Interest expense is capitalized on major construction projects. Interest expense has been allocated to the discontinued operation based on the ratio of net assets sold to the sum of consolidated common shareholders' equity and consolidated debt less debt specifically related to the discontinued operation.

19. Leases

     A capital lease transfers substantially all of the benefits and risks of ownership of the leased property to the Company. On the Company's consolidated balance sheet, the following amounts of capitalized leases are included in plant assets and the related obligations are included in debt:

                                   December 31      December 25
(Millions)                                1994             1993
---------------------------------------------------------------
Plant assets under capital leases       $ 42.8           $ 58.1
Accumulated depreciation                 (21.6)           (30.2)
---------------------------------------------------------------
Net capital leases                      $ 21.2           $ 27.9
===============================================================
Current lease obligations               $  2.5           $  6.4
Long-term lease obligations                4.5             12.9
---------------------------------------------------------------
Capital lease obligations               $  7.0           $ 19.3
===============================================================

All other leases are accounted for as operating expenses. Rental expense for operating leases for continuing operations was $50.6 million, $54.9 million and $55.5 million for 1994, 1993 and 1992, respectively. In 1994, $18.3 million represented payments on short-term leases (those expiring within one year of the balance sheet date).

     The future minimum obligations under leases having an initial or remaining noncancelable term in excess of one year as of December 31, 1994 are as follows:

                                     Capital         Operating
(Millions)                            Leases            Leases
--------------------------------------------------------------
1995                                   $ 2.9            $ 19.0
1996                                     2.3              14.8
1997                                     1.4              14.5
1998                                      .3              11.0
1999                                      .2              10.7
Later years                              1.3              65.2
--------------------------------------------------------------
Future minimum obligations               8.4            $135.2
                                                        ======
Interest portion                        (1.4)
--------------------------------------------
Capital lease obligations             $  7.0
============================================

20. Other Income and (Expense)


(Millions)                               1994     1993    1992
--------------------------------------------------------------
Interest income                        $ 19.9   $ 14.5   $18.4
Minority interest                       (10.3)   (10.4)   (9.1)
Other                                       -        -     1.8
--------------------------------------------------------------
                                       $  9.6   $  4.1   $11.1
==============================================================

Interest income includes $1.2 million in each of 1994, 1993 and 1992 on advances to affiliates.

21. Supplemental Cash Flow Information

     Cash and cash equivalents consist of cash on hand and investments in short-term, highly liquid securities which generally have maturities when purchased of three months or less.

     Cash payments for income taxes and for interest net of amounts capitalized follow:

(Millions)                            1994      1993      1992
--------------------------------------------------------------
Income taxes                        $ 43.3    $ 12.5    $ 30.3
Interest, net                        195.8     181.9     195.3
==============================================================


             [CHART ENTITLED "CAPITAL EXPENDITURES" APPEARS HERE]

22. Stock Option and Incentive Plans

     Under the Company's stock option plans, the Company may grant nonqualified stock options to aid in attracting and retaining employees by encouraging such employees to invest in the Company's common shares and providing them with increased incentives to promote the well-being of Scott.

     Under these plans, 343,789, 24,500 and 41,000 restricted common shares were granted to certain key management employees in 1994, 1993 and 1992, respectively. The restricted common shares outstanding may not be transferred, pledged or otherwise disposed of for specified vesting periods.

     Stock appreciation rights and stock option transactions for the three years ended December 31, 1994 are summarized as follows:


Stock Appreciation Rights
(Thousands)                       1994       1993       1992
------------------------------------------------------------
Balance outstanding at
  beginning of year              112.8      125.6      137.7
Rights granted                    11.0       10.0       11.0
Rights exercised                 (15.3)     (16.8)     (23.1)
Rights expired, surrendered
  or forfeited                  (107.0)      (6.0)         -
------------------------------------------------------------
Balance outstanding at
  end of year                      1.5      112.8      125.6
============================================================


Stock Options
(In thousands, except for prices)     1994       1993       1992
----------------------------------------------------------------
Balance outstanding at
  beginning of year                4,365.0    3,759.8    3,335.8
Options granted                    4,033.0      677.4      666.3
  Average price                     $54.48     $38.50     $43.53
Options exercised for cash        (1,167.0)     (31.6)    (111.9)
  Average price                     $38.73     $26.30     $33.00
Options expired, surrendered
   or forfeited                     (457.0)     (40.6)    (130.4)
----------------------------------------------------------------
Balance outstanding at
  end of year                      6,774.0    4,365.0    3,759.8
  Average price                     $49.53     $41.30     $41.64
----------------------------------------------------------------
At year end:
  Closing stock price              $69.125    $39.625    $36.000
  Options exercisable              3,572.2    3,939.0    3,427.0
  Shares available for option
    grants and restricted
    stock awards                     632.6      761.7    1,450.1
================================================================

The Company's bonus plans provide incentive and reward to approximately 3,700 salaried and certain hourly employees in the U.S. In addition, various international subsidiaries also have incentive plans for key personnel. For the years 1994, 1993 and 1992 the expense under these plans for continuing operations totaled $32.9 million, $18.1 million and $38.0 million, respectively.

     Most of the bonuses are paid in cash in the year following the year for which they are awarded. To the extent deferral has been elected for years other than 1992 and 1993 by certain highly paid recipients, bonuses are payable wholly or partially in cash or shares in a designated subsequent year or upon termination of employment. Under the terms of these plans 8,981, 22,941 and 10,957 treasury shares were delivered to participants in 1994, 1993 and 1992, respectively, for bonuses earned in prior years.

23. Preferred Shares

                          December 31    December 25    December 26
(Millions)                       1994           1993           1992
-------------------------------------------------------------------
Shares outstanding(1)
  46,205 ($3.40 series)          $4.7           $4.7           $4.7
  24,435 ($4.00 series)           2.4            2.4            2.4
-------------------------------------------------------------------
                                 $7.1           $7.1           $7.1
===================================================================

(1) Total of 70,640 authorized cumulative senior preferred shares without par value

In addition, the Company has authorized but unissued 10,000,000 Series Preferred Shares, without par value, of which 800,000 have been reserved for issuance as Series B Junior Participating Preferred Shares.


                [CHART ENTITLED "CAPITALIZATION" APPEARS HERE]

24. Postretirement Benefits Other Than Pensions

     The Company sponsors retiree health care and life insurance benefit plans. Substantially all of the Company's U.S. employees and certain international employees may become eligible for these benefits at retirement after meeting minimum age and service requirements. The Company funds benefits on a pay-as-you-go basis, with some retirees paying a portion of the costs.

     The Company accrues the estimated cost of these benefits during the participants' active service periods up to the dates on which they become eligible for full benefits. The unrecognized transition obligation is amortized on a straight-line basis over the average remaining service period of active plan participants, which is approximately 13 years.


Financial Status of Postretirement Benefit Plans

                                      December 31      December 25
(Millions)                                   1994             1993
------------------------------------------------------------------
Accumulated Postretirement
Benefit Obligations:
  Retirees                                 $228.8           $183.1
  Fully eligible active participants         10.2             52.2
  Other active participants                  38.0             94.2
------------------------------------------------------------------
    Total APBO                              277.0            329.5
Unrecognized transition obligation          (94.5)          (224.1)
Unrecognized net actuarial gain (loss)       22.3            (27.3)
------------------------------------------------------------------
Accrued postretirement benefit cost        $204.8           $ 78.1
==================================================================
Assumptions used to value the APBO:
  Discount rate                               8.5%             7.0%
  Health care cost trend rate                 8.7%            10.9%
==================================================================

Net Postretirement Benefit Cost
(Millions)                               1994       1993      1992
------------------------------------------------------------------
Benefits earned during the year         $10.8      $ 9.3     $ 8.2
Interest cost on benefits earned in
  prior years                            20.1       23.5      23.2
Amortization of items not
  previously recognized:
    Transition obligation                16.3       17.1      18.4
    Net actuarial (gains) losses          (.1)        .8         -
------------------------------------------------------------------
Net postretirement benefit cost         $47.1      $50.7     $49.8
==================================================================

The health care cost trend rate used to value the APBO is assumed to decrease gradually to an ultimate rate of 5% in 2007. A one-percentage point increase in the assumed health care cost trend rates for each future year would increase the APBO at December 31, 1994 by approximately 5.7% and would increase the sum of the benefits earned and interest cost components of net postretirement benefit cost for 1994 by approximately 8.7%.

     In connection with the asset sales referred to in Note 2, the Company transferred postretirement benefit liabilities to the respective buyers. The net postretirement benefit curtailment and settlement loss recognized related to these sales was $34.3 million.

     The Company's restructuring described in Note 3 included $67.2 million of costs for enhanced termination postretirement benefits and curtailment losses. The above costs associated with the asset sales and the restructuring program increased the Company's accrued postretirement benefit cost.

     The Company is required to adopt FAS 106 for its international plans no later than 1995. Based upon preliminary estimates, the Company does not anticipate that the effects will be material. The cost of providing these benefits, which was not significant for the years 1994, 1993 and 1992, is currently recognized as expense when paid.


25. Retirement Plans

Defined Contribution Plans

     The Company sponsors savings plans covering substantially all employees in the U.S. The Company's contributions to the plans are based on employee's contributions and compensation. The Company's contributions totaled $15.6 million, $15.0 million and $16.2 million in 1994, 1993 and 1992, respectively.

     Effective January 1, 1995, U.S. salaried employees are covered by a defined contribution retirement plan. The Company's contributions to the plan will be based on age and compensation.


Defined Benefit Plans

     The Company and most of its consolidated subsidiaries sponsor defined benefit pension or, in certain countries, termination pay plans covering substantially all employees. Company contributions to these plans are made in accordance with applicable laws and tax regulations. Assets of funded plans are invested and benefits are paid primarily through trusts. Approximately 71% and 73% of the funded plans' assets were invested in equity securities at year end 1994 and 1993, respectively. The remainder was invested in bonds, short-term investments and real estate funds.

     Plans covering U.S. salaried employees provide pension benefits that are based on years of service, up to December 31, 1994, and compensation during the final years of employment. Plans covering U.S. hourly employees provide benefits of stated amounts for each year of service or benefits based on years of service and compensation during the final years of employment. Pension benefits for employees of consolidated international subsidiaries are based primarily on years of service and compensation. Prior service cost is amortized on a straight-line basis over the participants' average remaining service period for plans with compensation-related benefit formulas and over seven years for other plans.

     In connection with the asset sales referred to in Note 2, the Company transferred pension liabilities and assets to the respective buyers. The net pension curtailment and settlement loss recognized related to these sales was $5.0 million.

     The Company's restructuring described in Note 3 included $109.7 million of costs for enhanced termination pension benefits and curtailment losses. The above pension costs associated with the sales and the restructuring program increased the Company's accrued pension cost.

Funded Status of Defined Benefit Pension Plans
                                                                    December 31, 1994                   December 25, 1993
(Millions)                                                            Plans in which                      Plans in which
-----------------------------------------------------------------------------------------------------------------------------------
                                                             Assets Exceed    Accum. Benefits      Assets Exceed    Accum. Benefits
                                                           Accum. Benefits      Exceed Assets    Accum. Benefits      Exceed Assets
-----------------------------------------------------------------------------------------------------------------------------------
Present value of future benefit payments based on
 service to date and:
  Present pay levels - Vested                                       $181.7           $1,103.7             $381.8            $ 932.8
                     - Non-vested                                      5.5               41.0               16.4               63.7
                                                                    ---------------------------------------------------------------
        Total Accumulated Benefit Obligation (ABO)                   187.2            1,144.7              398.2              996.5
  Projected pay increases                                             20.0               72.3               34.8              131.7
                                                                    ---------------------------------------------------------------
        Total Projected Benefit Obligation (PBO)                     207.2            1,217.0              433.0            1,128.2
Fair value of plan assets available for benefits                     234.8              997.2              474.2              885.9
                                                                    ---------------------------------------------------------------
Assets in excess of (less than) PBO                                   27.6             (219.8)              41.2             (242.3)
Items not yet recognized in the consolidated balance sheet:
  Unamortized net asset                                              (10.1)             (31.6)             (21.9)             (21.6)
  Unamortized prior service cost                                       8.5               17.9               10.0               34.4
  Unrecognized net actuarial and investment (gains) losses            (7.5)              87.0               14.6              118.1
Adjustment for minimum liability                                         -              (44.1)                 -              (61.8)
                                                                    ---------------------------------------------------------------
Prepaid (Accrued) pension cost recognized in the consolidated
 balance sheet                                                      $ 18.5           $ (190.6)            $ 43.9            $(173.2)
===================================================================================================================================
Weighted average assumptions used to value benefit obligations:
  Discount rate                                                                           8.5%                                  7.1%
  Assumed rate of increase in compensation levels                                         5.2%                                  4.6%
===================================================================================================================================

Net Pension Expense
(Millions)                                                         1994                            1993                        1992
-----------------------------------------------------------------------------------------------------------------------------------
Benefits earned during the year                                  $ 36.9                         $  33.8                      $ 33.3
Interest cost on benefits earned in prior years                   110.1                           111.3                       108.9
Net investment loss (income) on plan assets:
  Actual                                                            7.6                          (242.1)                      (68.9)
  Deferral of difference between actual and
    expected income                                              (138.3)                          120.3                       (52.0)
Amortization of items not previously recognized:
  Net transition asset                                             (5.4)                           (5.4)                       (5.6)
  Prior service cost                                                6.7                             8.2                         5.8
  Net actuarial and investment losses                               3.9                             1.3                         1.0
-----------------------------------------------------------------------------------------------------------------------------------
Net pension expense                                              $ 21.5                         $  27.4                      $ 22.5
===================================================================================================================================
Weighted average assumptions used to determine
 net pension expense:
    Expected long-term rate of return on plan assets               10.2%                           10.5%                       10.5%
    Discount rate for benefit obligations                           7.1%                            8.2%                        8.3%
    Assumed rate of increase in compensation levels                 4.6%                            5.6%                        5.8%
===================================================================================================================================

26. Litigation

     The Company is a defendant in numerous actions in state and federal courts seeking damages relating to breast implants. The actions allege that the plaintiffs' breast implants were covered by polyurethane foam manufactured by the Company's former Foam Division, which was sold in 1983, and that the foam caused physical or psychological harm to the plaintiffs. In each of these actions the Company is one of several defendants, including the Foam Division's successor and the manufacturers of the implants. The Company believes that a small percentage of breast implants were covered by polyurethane foam manufactured by the Company's Foam Division prior to its sale. The Company has chosen not to enter into a proposed global settlement of these actions because it believes that it has meritorious defenses against these claims and intends to conduct a vigorous defense and to seek insurance recovery to the extent provided under its insurance policies, if necessary. The Company is also involved in lawsuits and administrative and legal proceedings under other laws, including those relating to the protection of the environment. Although the final results in these suits and proceedings cannot be predicted with certainty, it is the present opinion of the Company, after consulting with counsel, that they will not have a material adverse effect on the Company's financial condition.


27. Shareholder Rights Plan

     Under the terms of a Shareholder Rights Plan adopted in 1986 and amended in 1988, the Company's Board of Directors declared a dividend distribution of one right for each two outstanding common shares. The rights may not be exercised or traded apart from the common shares to which they are attached unless a person or group has acquired, obtained the right to acquire, or commenced a tender offer for, at least 20% of the Company's outstanding common shares. In such event, each right will become exercisable for one one-hundredth of a Series B Junior Participating Preferred Share, of which 800,000 have been reserved for issuance, for a price of $180. If a person or group acquires 20% or more of the Company's outstanding common shares other than through an offer which provides fair value to all common shareholders; or the Company is the surviving corporation in a merger with a holder of 20% or more of its common shares and such shares are not changed or exchanged; or a holder of 20% or more of the Company's common shares engages in certain self-dealing transactions with the Company, each right will become exercisable for common shares worth $360 and the rights held by the acquirer will become null and void. If the Company is involved in a merger and its common shares are changed or exchanged, or if more than 50% of its assets or earnings power is sold or transferred, each right will become exercisable for common stock of the acquirer worth $360. The rights will expire on July 25, 1996 unless earlier redeemed by the Company for $.05 per right. Subject to its right to extend the redemption period, the Company may redeem the rights at any time until ten days after any person or group has acquired, or obtained the right to acquire, at least 20% of the Company's outstanding common shares.



           [CHART ENTITLED "SALES BY GEOGRAPHIC AREA" APPEARS HERE]

28.
Business Segments--

    Consolidated Operations

     Since the sale of the Company's printing and publishing papers operation on December 20, 1994 (see Note 2) the Company operates in one segment--tissue products. This segment includes a broad range of products (primarily tissue products) for personal care, environmental cleaning and wiping, health care and foodservice. Pulp and timberlands operations which are vertically integrated with those businesses are also included.

     The Company's investment in international equity affiliates of $174.3 million in 1994, $223.8 million in 1993 and $246.2 million in 1992 is included in Corporate assets. Information concerning the operations of international equity affiliates is contained in Note 9.


Geographic Area
                                                                   Income (Loss)                Identifiable
Year            (Millions)                    Sales                 Before Taxes                      Assets(1)(2)
------------------------------------------------------------------------------------------------------------
1994        United States                  $2,169.8                      $ 349.7                    $2,184.7
            Europe                          1,128.1                        121.6                     1,327.6
            Pacific and Latin America         283.2                         42.0                       280.9
------------------------------------------------------------------------------------------------------------
              Subtotal--Tissue Products     3,581.1                        513.3                     3,793.2
            Corporate                             -                        (11.7)                    1,832.9
            Interest expense                      -                        131.2                           -
            Other income and (expense)            -                          9.6                           -
------------------------------------------------------------------------------------------------------------
              Consolidated total           $3,581.1                      $ 380.0                    $5,626.1
============================================================================================================
1993        United States                  $2,138.8                      $ (55.7)                   $2,156.9
            Europe                          1,185.2                        (17.0)                    1,356.6
            Pacific and Latin America         260.9                         17.9                       247.2
------------------------------------------------------------------------------------------------------------
              Subtotal--Tissue Products     3,584.9                        (54.8)                    3,760.7
            Corporate restructuring               -                        (41.1)                          -
            Corporate                             -                        (50.2)                    2,864.4
            Interest expense                      -                        123.8                           -
            Other income and (expense)            -                          4.1                           -
------------------------------------------------------------------------------------------------------------
              Consolidated total           $3,584.9                      $(265.8)                   $6,625.1
============================================================================================================
1992        United States                  $2,122.2                      $ 213.2                    $1,981.4
            Europe                          1,485.7                        121.9                     1,566.6
            Pacific and Latin America         248.1                         39.6                       232.5
------------------------------------------------------------------------------------------------------------
              Subtotal--Tissue Products     3,856.0                        374.7                     3,780.5
            Corporate                             -                        (51.8)                    2,519.1
            Interest expense                      -                        141.4                           -
            Other income and (expense)            -                         11.1                           -
------------------------------------------------------------------------------------------------------------
              Consolidated total           $3,856.0                      $ 192.6                    $6,299.6
============================================================================================================

(1) Includes investments in and advances to other equity affiliates in each of 1994, 1993 and 1992 of: Tissue Products--$50.3, $57.3, and $65.3;
Corporate $2.7, $26.8 and $22.8, respectively.
(2) Corporate includes discontinued Printing and Publishing Papers segment assets of $1,851.8 and $1,842.2 in 1993 and 1992, respectively.

                                                 Five-Year Financial Summary (1)
--------------------------------------------------------------------------------
                                                             Scott Paper Company


(Millions)                                                   1994(2)        1993(3)        1992(4)        1991(5)       1990(5)
-------------------------------------------------------------------------------------------------------------------------------
Sales                                                       $3,581.1       $3,584.9       $3,856.0       $3,793.4      $3,902.0
-------------------------------------------------------------------------------------------------------------------------------
Costs and expenses
  Product costs                                              2,510.8        2,576.4        2,745.7        2,734.4       2,848.5
  Marketing and distribution                                   479.9          536.7          572.0          540.9         528.3
  Research, administration and general                         189.0          208.3          218.3          221.3         224.3
  Restructuring and divestments                                    -          401.1              -          267.6         111.5
  Other                                                       (100.2)           8.5           (2.9)          (4.0)         40.7
-------------------------------------------------------------------------------------------------------------------------------
                                                             3,079.5        3,731.0        3,533.1        3,760.2       3,753.3
-------------------------------------------------------------------------------------------------------------------------------
Income (Loss) from continuing operations                       501.6         (146.1)         322.9           33.2         148.7
Interest expense                                               131.2          123.8          141.4          164.3         155.6
Other income and (expense)                                       9.6            4.1           11.1           67.1          25.7
-------------------------------------------------------------------------------------------------------------------------------
Income (Loss) from continuing operations before taxes          380.0         (265.8)         192.6          (64.0)         18.8
Income taxes                                                   139.8          (49.7)          50.5           (4.1)        (24.2)
-------------------------------------------------------------------------------------------------------------------------------
Income (Loss) from continuing operations before share
  of earnings (loss) of international equity affiliates,
  extraordinary loss and cumulative effect
  of accounting change                                         240.2         (216.1)         142.1          (59.9)         43.0
Share of earnings (loss) of international equity affiliates     23.9          (21.7)           5.4           30.2          37.8
-------------------------------------------------------------------------------------------------------------------------------
Income (Loss) from continuing operations before
  extraordinary loss and cumulative effect of
  accounting change                                            264.1         (237.8)         147.5          (29.7)         80.8
-------------------------------------------------------------------------------------------------------------------------------
Discontinued operation:
  Income (Loss) from operations through
    December 20, 1994, net of income taxes                       6.8          (51.3)          19.7          (40.2)         67.2
  Gain (Loss) on disposal                                          -              -              -              -             -
-------------------------------------------------------------------------------------------------------------------------------
Income (Loss) before extraordinary loss and
  cumulative effect of accounting change                       270.9         (289.1)         167.2          (69.9)        148.0
Extraordinary loss on early extinguishment of debt,
  net of income tax benefit                                    (61.1)          (9.6)             -              -             -
Cumulative effect of change in accounting
  for income taxes                                                 -           21.7              -              -             -
-------------------------------------------------------------------------------------------------------------------------------
Net Income (Loss)                                           $  209.8       $ (277.0)      $  167.2       $  (69.9)     $  148.0
===============================================================================================================================
Dollars per common share
  Income (Loss) from continuing operations before
    extraordinary loss and cumulative effect of
    accounting change                                          $3.54         $(3.22)         $1.99          $(.41)        $1.10
  Income (Loss) from discontinued operation                      .09           (.69)           .27           (.54)          .91
  Extraordinary loss on early extinguishment of debt            (.82)          (.13)             -              -             -
  Cumulative effect of change in accounting
    for income taxes                                               -            .29              -              -             -
-------------------------------------------------------------------------------------------------------------------------------
Earnings (Loss)                                                $2.81         $(3.75)         $2.26          $(.95)        $2.01
-------------------------------------------------------------------------------------------------------------------------------
Dividends                                                       $.80           $.80           $.80           $.80          $.80
Market price - high                                               70 5/8         41             46             46 5/8        51 3/8
             - low                                                37 1/4         31             34 1/2         29 1/2        30
===============================================================================================================================
(Millions)
Total assets at year end                                    $5,626.1       $6,625.1       $6,299.6       $6,492.6      $6,900.5
Long-term debt at year end                                   1,093.1        2,366.2        2,030.6        2,333.2       2,454.9
Capital expenditures--continuing operations                    333.1          382.7          273.2          269.1         426.2
Depreciation and cost of
  timber harvested--continuing operations                      204.6          193.9          177.8          215.3         205.6
===============================================================================================================================
Income (Loss) from operations as a percentage of sales          14.0%          (4.1)%          8.4%            .9%          3.8%
Debt as a percentage of total capitalization                    41.7%          50.6%          45.7%          48.5%         49.5%
Return on common shareholders' equity                           12.7%         (14.4)%          8.2%          (3.3)%         6.9%
===============================================================================================================================
Average common shares outstanding (Millions)                    74.7           74.0           73.9           73.7          73.6
Number of common shareholders (Thousands)                       34.4           37.7           37.9           39.5          40.7
Number of employees (Thousands)                                 15.1           25.9           26.5           29.1          30.8
===============================================================================================================================

(1) See Management's Discussion and Analysis and Note 2 of the Financial Review for description of the discontinued operation.
(2) Earnings per share included net special charges of $.06. Excluding special items earnings per share for continuing operations in 1994 were $2.78. See Management's Discussion and Analysis.
(3) Loss per share included net special charges of $5.33. Excluding special items earnings would have been $1.58. See Management's Discussion and Analysis.
(4) Reflects the adoption of FAS 106, Employers' Accounting for Postretirement Benefits, and the revision of estimated useful lives for depreciable assets which increased net income by $35.3 million and earnings per share by $.48.
(5) (Loss) Earnings per share for 1991 and 1990 include net special charges of $2.49 and $1.36 respectively, for special items related to the Company's business improvement program. Excluding these items, earnings per share for 1991 and 1990 were $1.54 and $3.37, respectively.

Stock Exchange Listings

    Common Shares -- Listed on the New York, Philadelphia and Pacific Stock Exchanges.

    Stock Symbol -- SPP

    Cumulative Senior Preferred Shares -- Listed on the Philadelphia Stock Exchange.